Filed Pursuant to Rule 253(g)(1)

 File No. 024-11708

OFFERING CIRCULAR

Emergent Health Corp.

 800,000,000 Shares of Common Stock

This Post-Qualification Offering Circular Amendment No. 2 (the “PQA2”) amends the Offering Statement of Emergent Health Corp., a Wyoming corporation (the “Company”), qualified on November 25, 2021, and as amended on November 10, 2022, and qualified on November 18, 2022, and as may be amended and supplemented from time to time, to: (a) add 500,000,000 additional shares of common stock to be offered pursuant to this PQA2, for a revised maximum of 800,000,000 Shares; and (b) change the offering price of the remaining 700,000,000 unsold Shares (the “Remaining Shares”) to $0.003 per share (the price to be fixed by a post-qualification supplement).

By this PQA2, Emergent Health Corp., a Wyoming corporation, is offering for sale a maximum of 800,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.003 per share, pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $50,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $10,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments. Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

This offering commenced on November 19, 2021; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) December 20, 2023, or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Class of Securities Offered	Total Number of Shares Offered	Number of Shares Sold to Date	Proceeds to Company to Date (1)	Number of Remaining Shares to Be Sold	Price to Public of Remaining Shares to Be Sold	Proceeds to Company from Remaining Shares (1)	Commissions (2)	Total Proceeds to Company (3)
Common Stock Offered by Our Company	800,000,000	100,000,000	$1,000,000	700,000,000	$0.003	$2,100,000	$-0-	$3,100,000

(1)	Does not reflect payment of expenses of this Offering, which are estimated to not exceed $30,000. If we engage the services of broker-dealers in connection with the offering, their commissions will be an additional expense of the offering. See “Plan of Distribution.”
(2)	We have entered into an Engagement Agreement (the “Engagement Agreement”) with Garden State Securities, Inc. (“GSSI”), a FINRA-member broker-dealer, pursuant to which GSSI is acting as our non-exclusive placement/selling agent in connection with this offering. Under the Engagement Agreement, we are to pay GSSI a cash commission equal to 10% of each subscription amount for Offered Shares attributable to its placement/selling services. See “Plan of Distribution.”
(3)	Assumes that all of the Remaining Shares are sold and that no commissions are paid to GSSI.

Our common stock is quoted in the over-the-counter under the symbol “EMGE” in the OTC Pink marketplace of OTC Link. On January 11, 2023, the closing price of our common stock was $0.00375 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series A Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights. Our Vice President, as the owner of 66.67% of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this PQA2 under “Plan of Distribution-State Law Exemption” and “Offerings to Qualified Purchasers-Investor Suitability Standards” (page 4). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This PQA2 follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Post-Qualification Offering Circular Amendment No. 2 is January 12, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this PQA2 includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this PQ2A are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this PQA2. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this PQA2 carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to Emergent Health Corp., a Wyoming corporation, including its wholly-owned subsidiaries: Emergent Medical Foods, Inc., a Wyoming corporation, Emergent OTC Products, Inc., a Wyoming corporation, Pharmazu, Inc., a Florida corporation, and Evolutionary Biologics, Inc., a Delaware corporation.

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Our Company

We were incorporated under the name Rolling Stone Retirement Community, Inc. on April 27, 2006, under the laws of the State of Nevada. Pursuant to an agreement dated January 18, 2007, John V. Cappello and Associates, Inc., a company controlled by John Cappello, our former President, purchased 95% of our outstanding common shares from the controlling shareholders. Upon purchase, Dr. Cappello became our sole officer and director and our business plan became the development and distribution of nutritional and dietary products developed by Dr. Cappello. On May 20, 2007, we amended our corporate charter to change our name from Rolling Stone Retirement Community, Inc. to Emergent Health Corp.

Our company engages in the discovery, development and marketing of products designed to better mankind. We believe we are positioning our company as a leader in the field of Regenerative Medicine defined by the National Institute of Health using nutritionally designed products. Intended products are to be marketed under third-party label exemptions. We are focusing our current efforts on marketing licensed patent-pending natural stem cell mobilizing agents capable of enhancing each individual’s ability to mobilize their own adult stem cells from their bone marrow. Also, we are licensed under a patent-pending application to market a dual acting all natural diet aid designed to help control hunger through normal body signals to the brain and stomach. Products are being developed for consumer and professional markets. Research and development activities center on exploring other areas, such as Secretogues that can naturally enhance a person’s own growth hormone production and similar all natural bioactive formulations to enhance human performance safely, ethically, legally and utilizing known body mechanisms without the use of drugs.

In furtherance of our growth strategy, in February 2022, we acquired Pharmazu Corp., a pure play, e-commerce products and service provider focused on the pet pharmacy, veterinary telehealth and pet wellness businesses.

In August 2022, we acquired the business of Regen Biowellness, Inc., a distributor of various products in the plant-based and regenerative medical fields. Pursuant to this transaction, we became controlling shareholder of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT.” (See “Information Concerning Cannagistics, Inc.”).

Also in August 2022, we acquired Evolutionary Biologics, Inc., a new kind of biologics company founded for a clear purpose: to bring cutting-edge regenerative products to the medical community.

During the third quarter of 2022, we entered into a letter of intent to acquire Fusion Specialty Pharmacies, a nationally accredited compounding pharmacy licensed in 27 states and located in St. George, Utah, dedicated to formulating creative, individualized and compounded medications that can improve compliance, maximize the potential for therapeutic success and reduce the overall cost of healthcare. While letter of intent has expired, we continue to negotiate terms of a potential acquisition. There is no assurance that we will be able to acquire Fusion Specialty Pharmacies.

In October 2022, we entered into a letter of intent to acquire Nanosthetic LLC, a biologics company that manufacturers products that are to be sold and marketed by Evolutionary Biologics. The terms of a definitive agreement are expected to require the issuance of a number of shares of our Series C Preferred Stock and a commitment for us to provide post-closing funding for the expansion of Nanosthetic’s operations. There is no assurance that we will be able to acquire Nanosthetics. (See “Business”).

Offering Summary

Securities Offered	800,000,000 shares of common stock, par value $0.001, including the 700,000,000 Remaining Shares (the Offered Shares).
Offering Price	$0.003 per Offered Share.
Shares Outstanding Before This Offering	260,851,111 shares issued and outstanding as of the date hereof.
Shares Outstanding After This Offering	960,851,111 shares issued and outstanding, assuming the sale of all of the Remaining Shares hereunder.
Minimum Number of Shares to Be Sold in This Offering	There is no minimum offering hereunder.
Disparate Voting Rights	Our outstanding shares of Series A Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series A Preferred Stock has the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights. Vice President, as the owner of 66.67% of the outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and (Security Ownership of Certain Beneficial Owners and Management”).
Investor Suitability Standards	The Offered Shares may only be purchased by investors residing in a state in which this PQA2 is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.
Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “EMGE” in the OTC Pink marketplace of OTC Link.
Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this PQA2 being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.
Use of Proceeds	We will apply the proceeds of this offering for sales and marketing expenses, inventory, research and development expenses, website expenses, patent-related expenses, debt repayment, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors	An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this PQA2, as well as the other information contained in this PQA2, prior to making an investment decision regarding the Offered Shares.
Corporate Information	Our principal executive offices are located at 150 Motor Parkway, Suite 401, Hauppauge, New York 11787; our telephone number is 631-787-8419; our corporate website is located at www.emergenthealthcorp.com. No information found on our company’s website is part of this PQA2.

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Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this PQA2, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this PQA2, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Associated with the COVID-19 Pandemic

It is possible that the Coronavirus (“COVID-19”) pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the COVID-19 pandemic result in continuing long-term economic weakness in the United States and/or globally, our ability to expand our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness.

Risks Related to Our Company

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. We have incurred losses in prior periods. For the nine months ended September 30, 2022, we incurred a net loss of $1,118,718 (unaudited) and, as of that date, we had an accumulated deficit of $2,317,791 (unaudited). For the year ended December 31, 2021 we incurred a net loss of $288,764 (unaudited) and, as of that date, we had an accumulated deficit of $1,211,127 (unaudited). For the year ended December 31, 2020, we incurred a net loss of $79,123 (unaudited) and, as of that date, we had an accumulated deficit of $922,363 (unaudited). Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We have contingent liabilities. In accounting for the acquisition of the assets and certain liabilities of Regen Biowellness, Inc., the assets acquired and liabilities assumed were recorded at their fair values of $____ and $____, respectively, as of the date of acquisition. In addition to the recorded liabilities, other assumed liabilities are secured by assets owned by third parties. Due to the securitization of such liabilities, these liabilities are considered to be contingent in nature by the Company and it has determined that the maximum potential contingent liability that the Company could be required to pay is zero. There is no assurance, however, that our company will not be required to pay any of such liabilities in the future.

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We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our new business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

We do not have a successful operating history. For the years ended December 31, 2021 and 2020, and the nine months ended September 30, 2022, we generated a net loss from operations, which makes an investment in the Offered Shares speculative in nature. Because of this lack of operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

●	our ability to attract greater numbers of customers for our line of health products;
●	our dependence upon external sources for the financing of our operations, particularly given that there are concerns
●	about our ability to continue as a going concern;
●	our ability to execute our newly implemented business strategies;
●	our ability to manage our expansion, growth and operating expenses;
●	our ability to finance our business;
●	our ability to compete and succeed in highly a competitive industry; and
●	future geopolitical events and economic crisis.

There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We recently changed our marketing strategies; we may not be successful in establishing this new business model. We are unable to offer assurance that we will be successful in executing our newly established marketing strategies relating to our health products. Should we fail to do so, you can expect to lose your entire investment in the Offered Shares.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

We currently depend on the efforts of Chief Executive Officer; the loss of this executive officer could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our business strategies will depend, primarily, on the continued service of our Chief Executive Officer, James Zimbler. The loss of service of Mr. Zimbler, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have not entered into an employment agreement with Mr. Zimbler. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our newly implemented marketing strategies are not based on independent market studies. We have not commissioned any independent market studies with respect to the health supplement industry. Rather, our plans for implementing our aviation services and achieving profitability are based on the experience, judgment and assumptions of our management. If these assumptions prove to be incorrect, we may not be successful in expanding sales of our health products.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

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Risks Related to Our Business

We purchase most of our raw materials from one supplier and most of our finished goods from one supplier. During the year ended December 31, 2021, and the nine months ended September 30, 2022, we purchased a substantial percentage of our raw materials from one supplier and nearly all of our finished goods from one supplier. A shortage in the supply of key raw materials used in our products could increase all our costs or adversely affect our sales and revenues. Our inability to obtain adequate supplies of raw materials in a timely manner or a material increase in the price of the raw materials used in our products could have a material adverse effect on our business, financial condition and results of operations.

If our products do not provide the healthful effects intended, our business may suffer. In general, our products contain food, vitamins, minerals and nutritional supplements which are classified in the United States as “dietary supplements” and do not currently require approval from the FDA or other regulatory agencies prior to sale. Many of our products contain innovative ingredients or combinations of ingredients. There is little long-term experience with human or other animal consumption of certain of these ingredients or combinations thereof in concentrated form. Our products could have certain side effects if not taken as directed or if taken by a consumer that has certain medical conditions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects intended or will not have harmful side effects.

Our newly implemented marketing strategies for our products may not be successful. We will be required to obtain a significantly greater number of customers for our health products, in order to increase sales. Should our newly implemented marketing strategies fail to increase sales of our health products, our operations will be adversely affected.

Our success will depend on external factors in the nutritional and dietary supplement industries. The success of our current and planned products is highly unpredictable and success depends on identifying and reaching ever evolving consumer tastes and desires. The commercial success of a nutritional supplement also depends upon:

●	the quality and acceptance of other competing brands and products;
●	creating effective distribution channels and brand awareness;
●	critical reviews;
●	the availability of alternatives;
●	general economic conditions; and
●	other tangible and intangible factors.

The scientific support for our products is subject to uncertainty. Our research, scientific knowledge and clinical testing supporting the nutritional benefits of our products is an essential element of our ability to legally market our products. We believe that our own findings, the results of the third party studies performed and our research are sound and that we have a reasonable basis to rely on them in marketing our products. There is, however, the risk that new or undiscovered information may become available that may undermine or refute our scientific support. A reduction in the credibility of our scientific support for the nutritional benefits of our products could have a material adverse effect on our operations and financial conditions.

If our products do not achieve the expected results, we may face litigation from customers and government regulators. We cannot guarantee that all customers will benefit from the use of our products. However, if a large number of clients do not achieve quantifiable results from the use of our products, we may be subject to lawsuits or regulatory sanctions regarding the benefits of our products.

There is no third party oversight over the manufacturer of our products. Our products are manufactured in an FDA approved facility. While these facilities are inspected by the FDA, FDA inspections may not be conducted on a regular basis. As such, there can be no assurance that the FDA will identify any contaminants in our manufacturer. Further we do not have an independent third party to regularly inspect the facility nor does management regularly visit the facility to conduct a quality control review. As such, there is a risk that the quality of our products may decline, contaminants may exist in the manufacturing process. Should this happen, we may face litigation or an FDA investigation.

We may be exposed to material product liability claims, which could increase our costs and adversely affect our reputation and business. As a distributor of products intended for human consumption, we are subject to product liability claims if the use of our products for others is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as dietary and nutrition supplements and in most cases are not subject to pre-market regulatory approval in the United States or internationally. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.

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Our insurance coverage may not be sufficient to cover our legal claims or other losses that we may incur in the future. We maintain insurance in the amount of $1,000,000 from insurance carrier AIG for product liability to protect ourselves against potential loss exposures. There is no assurance that our insurance will be sufficient to cover any claims that are asserted against us. In the future, insurance coverage may not be available at adequate levels or on adequate terms to cover potential losses, including on terms that meet our customer’s requirements. If insurance coverage is inadequate or unavailable, we may face claims that exceed coverage limits or that are not covered, which could increase our costs and adversely affect our operating results.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brand. We have invested resources to protect our brands and intellectual property rights. However, we may be unable or unwilling to strictly enforce our intellectual property rights, including our trademarks, from infringement. Our failure to enforce our intellectual property rights could diminish the value of our brands and product offerings and harm our business and future growth prospects.

We may be subject to intellectual property rights claims, which are costly to defend, could require us to pay damages and could limit our ability to sell some of our products. Our industry is characterized by vigorous pursuit and protection of intellectual property rights, which has resulted in protracted and expensive litigation for several companies. Third parties may assert claims of misappropriation of trade secrets or infringement of intellectual property rights against us or against our end customers or partners for which we may be liable.

As our business expands, the number of products and competitors in our markets increases and product overlaps occur, infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we would be successful in defending ourselves against intellectual property claims. Further, many potential litigants have the capability to dedicate substantially greater resources than we can to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing products or performing certain services.

If we fail to develop our brand names cost-effectively, our business may be adversely affected. The success of our products marketed under our brand names is dependent upon the effectiveness of our marketing efforts. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building the brands. If we fail to successfully promote and maintain our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

We are required to make quarterly royalty payments. We own the exclusive rights to distribute our products in the United States. We are required to make royalty payments on our Net Sales (gross sales less taxes and freight). If we fail to pay the required royalties or do not meet minimum sales and royalty payments, our licensor, the estate of our former President, Dr. John Cappello, can terminate the license agreement. Any such action by the estate of Dr. Cappello may cause us to cease our business operations.

Sales of each product must increase 15% per annum or we may lose the right to distribute that product. Sales of each of our products must increase 15% per annum. If product sales do not exceed 15% of the prior year’s sales, our licensor, is the estate of our former President, Dr. John Cappello, has the right to terminate the license as to that product or we may forfeit the exclusive right to market that product. To date, the estate of Dr. Cappello has not invoked his right in this regard, although there is in assurance that such will be the case in the future.

Adverse publicity or consumer perception of our products and any similar products distributed by others could harm our reputation and adversely affect our sales and revenues. We believe we are highly dependent upon positive consumer perceptions of the safety and quality of our products as well as similar products distributed by other nutrition supplement companies. Consumer perception of nutrition supplements and our products in particular can be substantially influenced by scientific research or findings, national media attention and other publicity about product use. Adverse publicity from these sources regarding the safety, quality or efficacy of nutritional supplements and our products could harm our reputation and results of operations. The mere publication of news articles or reports asserting that such products may be harmful or questioning their efficacy could have a material adverse effect on our business, financial condition and results of operations, regardless of whether such news articles or reports are scientifically supported or whether the claimed harmful effects would be present at the dosages recommended for such products.

We are in competition with companies that are larger, more established and better capitalized than are we. The nutritional and dietary supplement industries are highly competitive, rapidly evolving and subject to constant change. The number of competitors in both industries is virtually endless. We expect that if our products establish a market niche, competition will arise from a variety of sources, from large multinationals like GNC and Vitamin World, to the myriad of other smaller national and regional dietary and nutritional supplements.

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Many of our potential competitors possess:

●	greater financial, technical, personnel, promotional and marketing resources;
●	longer operating histories;
●	greater name recognition; and
●	larger consumer bases.

We face competition in the health food channel from a limited number of large nationally known companies, multi-level marketers, private label brands and many smaller distributors of dietary and nutrition supplements and in the mass-market distribution channel and others. Mass-market chains represent substantial sources of income for our competitors and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of our brands within food, drug, and general mass-market merchants is highly competitive and uncertain. If we cannot compete effectively, we may not be profitable.

We believe that existing industry competitors are likely to continue to expand their product offerings. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter both markets. We cannot be certain that we will be able to compete successfully in this extremely competitive market.

If we are unable to develop and later market our products under development in a timely manner or at all, or if competitors develop or introduce similar products that achieve commercialization before our products enter the market, the demand for our products may decrease or the products could become obsolete. Our products will operate in competitive markets, where competitors may already be well established. We expect that competitors will continue to innovate and to develop and introduce similar products that could be competitive in both price and performance. Competitors may succeed in developing or introducing similar products earlier than, obtaining regulatory approvals and clearances for such products before our products are approved and cleared, or developing more effective products. In addition, competitors may have products, which may achieve commercialization before our products enter the market.

We may not be able to anticipate consumer preferences and trends within the diet and nutritional industry, which could negatively affect acceptance of our products by retailers and consumers and result in a significant decrease in our revenues. The products sold under our brand names must appeal to a broad range of consumers, whose preferences cannot be predicted with certainty and are subject to rapid change. Products sold under our brand names will need to successfully meet constantly changing consumer demands. If our products are not successfully received by distributors and consumers, our business, financial condition, results of operations and prospects may be harmed.

The purchase of our products is discretionary, and may be negatively impacted by adverse trends in the general economy which would make it more difficult for us to sell our products. Our business is affected by general economic conditions since our products are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, level of consumers’ disposable income, business conditions, interest rates, consumer debt levels and availability of credit. Consumer spending on our products may be adversely affected by changes in general economic conditions.

The success of our business depends on our ability to market and advertise our products effectively. Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our corporate image, our dietary and nutritional products and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new distributors for our products. Our marketing activities may not be successful in promoting the products we sell or pricing strategies or in retaining and increasing our distributor base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

We face uncertainty and costly compliance with government regulations. The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by The Food and Drug Administration (hereinafter the “FDA”) which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (hereinafter the “FDCA”) and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the Federal Trade Commission (hereinafter the “FTC”) has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Compliance with applicable FDA and any state or local statute is critical. Although we believe that we will be in compliance with applicable statutes, there can be no assurance that, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we would be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of our products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated.

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Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (hereinafter the “FTCA”). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for its products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices. In addition, we are subject to regulation by the U.S. Food and Drug Administration (FDA) and the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

Risks Related to Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

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Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series A Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our Vice President, James Zimbler, owns 66.67% of the outstanding shares of our Series A Preferred Stock. The Series A Preferred Stock has the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights. Mr. Zimbler will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We are authorized, in the sole discretion of our Board of Directors, to issue shares of preferred stock that possess significant anti-dilution protection. We have a series of preferred stock, Series C Convertible Non-Voting Preferred Stock (the “Series C Preferred Stock”) (15,000,000 shares authorized), that provides significant anti-dilution protection to its holders. As of the date of this PQA2, we have a total of 5,650,000 shares of Series C Convertible Non-Voting Preferred Stock issued and outstanding. (See “Security Ownership of Certain Beneficial Owners and Management”).

With respect to the Series C Preferred Stock, the holders of the Series C Preferred Stock shall have anti-dilution rights (the “Series C Anti-Dilution Rights”) during the two-year period after the Series C Preferred Stock shall have converted into shares our common stock at its then-effective conversion rate. The Series C Anti-Dilution Rights shall be pro-rata to the holder’s ownership of the Series C Preferred Stock. Our company agrees to assure that the holders of the Series C Preferred Stock shall have and maintain, at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of our common stock and preferred stock from time to time, at the rate of 80%, calculated on a fully-diluted basis. In the event our company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for our common stock or preferred stock to any person or entity, our company agrees to undertake all necessary measures as may be necessary or expedient to comply with its obligations with respect to the Series C Anti-Dilution Rights, including, without limitation, the amendment of our Articles of Incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to the Series C Preferred Stockholders, so as to maintain in the Series C Preferred Stock holders a 80% interest in the common stock of our company, calculated on a fully-diluted basis.

The Series C Preferred Stock cannot be converted into shares of our common stock prior to January 1, 2024; on January 1, 2024 (the “Automatic Conversion Date”), all of the then-outstanding shares of Series C Preferred Stock automatically convert into shares of our common stock. A majority of holders of the Series C Preferred Stock may, in their discretion, agree to extend the Automatic Conversion Date. We are unable to predict the effect that any such conversion event would have on the market price of our common stock.

The effect of the Series C Anti-Dilution Rights is that, upon the Automatic Conversion Date, the then-holders of the Series C Preferred Stock, as a group, will be issued a number of shares of common stock equal to 80% of the issued and outstanding shares of our common stock.

There is no minimum offering and no person has committed to purchase any of the Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

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We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

Our common stock is thinly traded and its market price may become highly volatile. There is currently only a limited market for our common stock. A limited market is characterized by a relatively limited number of shares in the public float, relatively low trading volume and a small number of brokerage firms acting as market makers. The market for low priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

●	quarterly variations in our operating results;
●	operating results that vary from the expectations of investors;
●	changes in expectations as to our future financial performance, including financial estimates by investors;
●	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
●	changes in our capital structure;
●	announcements of innovations or new services by us or our competitors;
●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures
●	or capital commitments;
●	lack of success in the expansion of our business operations;
●	announcements by third parties of significant claims or proceedings against our company or adverse developments
●	in pending proceedings;
●	additions or departures of key personnel;
●	asset impairment;
●	temporary or permanent inability to offer products or services; and
●	rumors or public speculation about any of the above factors.

The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

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Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could reduce the market price of our common stock. In general, our officers and directors and major shareholders, as affiliates, under Rule 144 may not sell more than one percent of the total issued and outstanding shares in any 90-day period, and must resell the shares in an unsolicited brokerage transaction at the market price. The availability for sale of substantial amounts of our common stock under Rule 144 or otherwise could reduce prevailing market prices for our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion of the outstanding shares of Series C Preferred Stock into shares of our common stock that, on the date of conversion, would be convertible into 80% of our then-outstanding shares of common stock, as measured after the conversion transaction. The conversion of the shares of Series A Preferred Stock into shares of our common stock would cause holders of our common stock, including the Offered Shares, to incur significant dilution in their ownership of our company. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares,” “Description of Securities—Series A Preferred Stock” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of September 30, 2022, was $(251,711) (unaudited), or $(0.001) per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

Without giving effect to issuances of shares of common stock after September 30, 2022, the tables below illustrate the dilution to purchasers of Remaining Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Remaining Shares are sold.

Assuming the Sale of 100% of the Remaining Shares
Assumed offering price per share	$0.003
Net tangible book value per share as of September 30, 2022 (unaudited)	$(0.001)
Increase in net tangible book value per share after giving effect to this offering	$0.003
Pro forma net tangible book value per share as of September 30, 2022 (unaudited)	$0.002
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.001

Assuming the Sale of 75% of the Remaining Shares
Assumed offering price per share	$0.003
Net tangible book value per share as of September 30, 2022 (unaudited)	$(0.001)
Increase in net tangible book value per share after giving effect to this offering	$0.003
Pro forma net tangible book value per share as of September 30, 2022 (unaudited)	$0.002
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.001

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Assuming the Sale of 50% of the Remaining Shares
Assumed offering price per share	$0.003
Net tangible book value per share as of September 30, 2022 (unaudited)	$(0.001)
Increase in net tangible book value per share after giving effect to this offering	$0.002
Pro forma net tangible book value per share as of September 30, 2022 (unaudited)	$0.001
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.002

Assuming the Sale of 25% of the Remaining Shares
Assumed offering price per share	$0.003
Net tangible book value per share as of September 30, 2022 (unaudited)	$(0.001)
Increase in net tangible book value per share after giving effect to this offering	$0.002
Pro forma net tangible book value per share as of September 30, 2022 (unaudited)	$0.001
Dilution in net tangible book value per share to purchasers of Offered Shares in this offering	$0.002

USE OF PROCEEDS

As of the date of this PQA2, 100,000,000 shares have been sold at a price of $0.01 per share, or $1,000,000 in proceeds, in the aggregate. We have applied such proceeds to sales and marketing expenses, general and administrative expenses and working capital.

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Remaining Shares and assuming no commissions are paid with respect to sales of any Remaining Shares. All amounts set forth below are estimates, after the payment of offering-related expenses of approximately $30,000.

Use of Proceeds for Assumed Percentage
of Remaining Shares Sold in This Offering
	25%	50%	75%	100%
Sales and Marketing Expenses	$75,000	$150,000	$225,000	$300,000
Inventory	75,000	150,000	225,000	300,000
Website Expenses	75,000	150,000	225,000	300,000
Patent-related Expenses	75,000	150,000	225,000	300,000
Debt Repayment	50,000	125,000	200,000	275,000
General and Administrative	75,000	150,000	200,000	300,000
Working Capital	75,000	150,000	225,000	300,000
TOTAL	$500,000	$1,025,000	$1,550,000	$2,075,000

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the health supplement industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

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In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 800,000,000 Offered Shares, including the 700,000,000 Remaining Shares, on a best-efforts basis, at a fixed price of $0.003 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this PQA2. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

We intend to sell the Offered Shares in this offering through the efforts of our Vice President, James Zimbler. Mr. Zimbler will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Zimbler is exempt from registration as a broker-dealers under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Zimbler:

●	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
●	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
●	is not an associated person of a broker or dealer; and
●	meets the conditions of the following:

●	primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
●	was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and

●	did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

Selling Agent Agreement

We have entered into an Engagement Agreement (the Engagement Agreement) with Garden State Securities, Inc. (GSSI), a FINRA-member broker-dealer, pursuant to which GSSI is acting as our non-exclusive placement/selling agent in connection with this offering. Under the Engagement Agreement, we are to pay GSSI (a) a cash commission equal to 10% and (b) an in-kind commission of our common stock equal to 5% of each subscription amount for Offered Shares attributable to its placement/selling services.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Zimbler at: jzimbler@emergenthealthcompany.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

●	Electronically execute and deliver to us a subscription agreement; and

●	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

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This PQA2 will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued, as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See State Qualification and Investor Suitability Standards below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Minimum Purchase Requirements

You must initially purchase at least $50,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $10,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This PQA2 does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have been qualified under the securities laws of Colorado, Connecticut, Delaware, Georgia, Puerto Rico and New York. However, we may, at a later date, decide to sell Offered Shares in other states. In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this PQA is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this PQA2, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this PQA2 and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this PQA2. This offering is made only by means of this PQA2 and prospective investors must read and rely on the information provided in this PQA2 in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 7,500,000,000 shares of common stock, $.001 par value per share; (b) 100 shares of Series A Preferred Stock, $.001 par value per share; (c) 25,000,000 shares of Series B Convertible Preferred Stock, $.001 par value per share; (d) 15,000,000 shares of Series C Convertible Non-Voting Preferred Stock, $.001 par value per share; and (e) 12,000,000 shares of Series D Convertible Preferred Stock, $.001 par value per share.

As of the date of this PQA2, there were (w) 260,851,111 shares of our common stock issued and outstanding held by 901 holders of record; (x) 100 shares of Series A Preferred Stock issued and outstanding held by two holders of record; (y) 23,500,000 shares of Series B Preferred Stock issued and outstanding held by five holders of record; and (z) 5,600,000 shares of Series C Preferred Stock issued and outstanding held by four holders of record.

Common Stock

The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Wyoming law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Series A Preferred Stock

Voting. The Series A Preferred Stock has the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights.

66.67% of the issued and outstanding shares of Series A Preferred Stock are owned by our Vice President, James Zimbler. Mr. Zimbler, thus, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management and “Certain Transactions”).

Dividends. Holders of Series A Preferred Stock shall not be entitled to receive dividends paid on our common stock. Dividends paid to holders of the Series A Preferred Stock are at the discretion of our Board of Directors.

Liquidation Preference. In the event of liquidation, dissolution, or winding up of our company, either voluntary or involuntary, the holder(s) of the Series A Preferred Stock will be entitled to receive out of the assets of our company, prior and in preference to any distribution of the assets or surplus funds of our company to the holders of any other class of preferred stock or common stock, the amount of $100.00 per share, and will not be entitled to receive any portion of the remaining assets of our company, except by reason of ownership of shares of any other class of our company’s capital stock.

No Conversion. The shares of Series A Preferred Stock are not convertible into shares of our common stock.

Series B Convertible Preferred Stock

Voting. The Series B Convertible Preferred Stock (the “Series B Preferred Stock”) have no voting rights.

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Dividends. Holders of Series B Preferred Stock shall not be entitled to receive dividends.

Liquidation Preference. Holder of Series B Preferred Stock shall not be entitled to any manner of liquidation preference payment, except that holders will be permitted to exercise immediately their rights of conversion (see below), in the event our company determines to liquidate or suffers liquidation by reason of any order by a court of competent jurisdiction.

Conversion. Each share of Series B Preferred Stock is convertible into twenty (20) shares of our common stock at any time, at the option of the holder; provided, however, that no such conversion shall result in any converting holder’s owning, directly or indirectly, including by reason of ownership of any other class of convertible shares, more than 9.9% of our company’s common stock.

Series C Convertible Non-Voting Preferred Stock

Voting. The Series C Convertible Non-Voting Preferred Stock (the Series C Preferred Stock) have no voting rights.

Dividends. Series C Preferred Stock shall be treated pari passu with our common stock, except that the dividend on each shares of Series C Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of our common stock multiplied by the conversion rate (see below).

Liquidation Preference. Payments to holders of Series C Preferred Stock shall be treated pari passu with our common stock, except that the payment on each share of Series C Preferred Stock shall be equal to the amount of the payment on each share of our common stock multiplied by the conversion rate (see below).

Conversion.

Conversion Rate and Adjustments. Each share of Series C Preferred Stock is convertible into 100 shares of our common stock, subject to adjustment in the event of stock splits, combinations, mergers or reorganizations, at any time, at the option of the holder.

No-Conversion Period. No share of the Series C Preferred Stock can be converted into shares of our common stock prior to January 1, 2024.

Automatic Conversion. Each share of Series C Preferred Stock shall convert into shares of our common stock on January 1, 2024 (the Automatic Conversion Date), unless the Automatic Conversion Date is extended by a majority vote of the holders of the Series C Preferred Stock.

Anti-Dilution Provision. The holders of the Series C Preferred Stock shall have anti-dilution rights (the “Series C Anti-Dilution Rights”) during the two-year after the Series C Preferred Stock shall have converted into shares our common stock at its then-effective conversion rate. The Series C Anti-Dilution Rights shall be pro-rata to the holder’s ownership of the Series C Preferred Stock. Our company agrees to assure that the holders of the Series C Preferred Stock shall have and maintain, at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of our common stock and preferred stock from time to time, at the rate of 80%, calculated on a fully-diluted basis. In the event our company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for our common stock or preferred stock to any person or entity, our company agrees to undertake all necessary measures as may be necessary or expedient to comply with its obligations with respect to the Series C Anti-Dilution Rights, including, without limitation, the amendment of our Articles of Incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to the Series C Preferred Stock holders, so as to maintain in the Series C Preferred Stock holders a 80% interest in the common stock of our company, calculated on a fully-diluted basis.

Series D Convertible Preferred Stock

Issuance Prohibition. In October 2021, our Board of Directors adopted resolutions by unanimous written consent that serve to prohibit the future issuance of any shares of our Series D Convertible Preferred Stock (the “Series D Preferred Stock”), unless certain conditions are satisfied, to wit: (a) any proposed issuee of shares of Series D Preferred Stock shall not be an affiliate of our company and (b) holders of 100% of our then-outstanding shares of common stock shall approve any such issuance of Series D Preferred Stock.

Voting. The Series D Preferred Stock shall vote on all matters as a class with the holders of our common stock and each share of the Series D Preferred Stock shall be entitled to the number of votes per share equal to the conversion rate (see below).

Dividends. Series D Preferred Stock shall be treated pari passu with our common stock, except that the dividend on each shares of Series D Preferred Stock shall be equal to the amount of the dividend declared and paid on each share of our common stock multiplied by the conversion rate (see below).

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Liquidation Preference. Payments to holders of Series D Preferred Stock shall be treated pari passu with our common stock, except that the payment on each share of Series D Preferred Stock shall be equal to the amount of the payment on each share of our common stock multiplied by the conversion rate (see below).

Conversion.

Conversion Rate and Adjustments. Each share of Series D Preferred Stock is convertible into 10 shares of our common stock, subject to adjustment in the event of stock splits, combinations, mergers or reorganizations, at any time, at the option of the holder.

No-Conversion Period. No share of the Series D Preferred Stock can be converted into shares of our common stock prior to January 1, 2023.

Automatic Conversion. Each share of Series D Preferred Stock shall convert into shares of our common stock on January 1, 2023 (the “Series D Automatic Conversion Date”), unless the Series D Automatic Conversion Date is extended by a majority vote of the holders of the Series D Preferred Stock.

Anti-Dilution Provision. The holders of the Series D Preferred Stock shall have anti-dilution rights (the “Series D Anti-Dilution Rights”) during the two-year after the Series D Preferred Stock shall have converted into shares our common stock at its then-effective conversion rate. The Series D Anti-Dilution Rights shall be pro-rata to the holder’s ownership of the Series D Preferred Stock. Our company agrees to assure that the holders of the Series D Preferred Stock shall have and maintain, at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of our common stock and preferred stock from time to time, at the rate of 60%, calculated on a fully-diluted basis. In the event our company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for our common stock or preferred stock to any person or entity, our company agrees to undertake all necessary measures as may be necessary or expedient to comply with its obligations with respect to the Series D Anti-Dilution Rights, including, without limitation, the amendment of our Articles of Incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to the Series D Preferred Stock holders, so as to maintain in the Series D Preferred Stock holders a 60% interest in the common stock of our company, calculated on a fully-diluted basis.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares possessing voting rights, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors

In addition, 66.67% of the issued and outstanding shares of Series A Preferred Stock are owned by our Chief Executive Officer, James Zimbler. Mr. Zimbler, thus, controls all corporate matters of our company. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions”).

Pre-emptive Rights

As of the date of this PQA2, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Wyoming law.

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Transfer Agent

We have retained the services of Olde Monmouth Stock Transfer Co., Inc., 200 Memorial Parkway, Atlantic Heights, New Jersey 07716, as the transfer agent for our common stock. Olde Monmouth Stock Transfer’s website is located at: www.oldemonmouth.com. No information found on Olde Monmouth Stock Transfer’s website is part of this PQA2.

BUSINESS

Corporate Information

We were incorporated under the name Rolling Stone Retirement Community, Inc. on April 27, 2006, under the laws of the State of Nevada. Pursuant to an agreement dated January 18, 2007, John V. Cappello and Associates, Inc., a company controlled by John Cappello, our current President and one of our directors, purchased 95% of our outstanding common shares from the controlling shareholders. Upon purchase, Dr. Cappello became our sole officer and director and our business plan became the development and distribution of nutritional and dietary products developed by Dr. Cappello. On May 20, 2007, we amended our corporate charter to change our name from Rolling Stone Retirement Community, Inc. to Emergent Health Corp.

The address of our principal executive office is 150 Motor Parkway, Suite 401, Hauppauge, New York 11787. Our telephone number is 631-787-8419. Our website is located at www.emergenthealthcompany.com. Information contained in, or accessible through, our website does not constitute part of this PQA2.

Overview

Our company engages in the discovery, development and marketing of products designed to better mankind. We believe we are positioning our company as a leader in the field of Regenerative Medicine defined by the National Institute of Health using nutritionally designed products. Intended products are to be marketed under third-party label exemptions. We are focusing our current efforts on marketing licensed patent-pending natural stem cell mobilizing agents capable of enhancing each individual’s ability to mobilize their own adult stem cells from their bone marrow. Also, we are licensed under a patent-pending application to market a dual acting all natural diet aid designed to help control hunger through normal body signals to the brain and stomach. Products are being developed for consumer and professional markets. Research and development activities center on exploring other areas, such as Secretogues that can naturally enhance a person’s own growth hormone production and similar all natural bioactive formulations to enhance human performance safely, ethically, legally and utilizing known body mechanisms without the use of drugs.

Recent Developments

In furtherance of our growth strategy, in February 2022, we acquired Pharmazu Corp., a pure play, e-commerce products and service provider focused on the pet pharmacy, veterinary telehealth and pet wellness businesses.

In August 2022, we acquired the assets and approximately $4,270,000 of current liabilities of Regen Biowellness, Inc., a distributor of various products in the plant-based and regenerative medical fields. Pursuant to this transaction, we became controlling shareholder of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT.” (See “Information Concerning Cannagistics, Inc.”).

Also in August 2022, we acquired Evolutionary Biologics, Inc., a new kind of biologics company founded for a clear purpose: to bring cutting-edge regenerative products to the medical community.

During the third quarter of 2022, we entered into a letter of intent to acquire Fusion Specialty Pharmacies, a nationally accredited compounding pharmacy licensed in 27 states and located in St. George, Utah, dedicated to formulating creative, individualized and compounded medications that can improve compliance, maximize the potential for therapeutic success and reduce the overall cost of healthcare. While letter of intent has expired, we continue to negotiate terms of a potential acquisition. There is no assurance that we will be able to acquire Fusion Specialty Pharmacies.

In October 2022, we entered into a letter of intent to acquire Nanosthetic LLC, a biologics company that manufacturers products that are to be sold and marketed by Evolutionary Biologics. The terms of a definitive agreement are expected to require the issuance of a number of shares of our Series C Preferred Stock and a commitment for us to provide post-closing funding for the expansion of Nanosthetic’s operations. There is no assurance that we will be able to acquire Nanosthetics.

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Control of Public Company

In connection with our acquisition of Regen Biowellness, we acquired 55%  voting control of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT.” (See “Information Concerning Cannagistics, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Transactions—Cannagistics, Inc.”).

Our Business

We distribute 12 nutritional and dietary products through an exclusive licensing agreements with Cappello’s, Inc., a firm owned by our former President, Dr. John Cappello. These products are based upon the research of Dr. Cappello. These products are, and in the future will be, identified by us based upon suggestions from our distributors, customers and from product and market research we intend to conduct on an ongoing basis. None of these products has been confirmed in any respect by the U.S. Food and Drug Administration or any other governmental agency and may not produce the results intended.

In 2014, we entered a licensing agreement with Cappello’s, Inc. The License Agreement grants us the exclusive rights to market and sell each of the licensed products in the United States. The License Agreement shall continue up to the expiration of the last to expire of any patent rights granted under the License. Effective August 2021, payments made by us to Dr. Cappello under his employment agreement were deemed to satisfy all payment obligations under the License Agreement. (See “Certain Relationships and Related Transactions—Employment Agreements—Dr. John Cappello”).

In furtherance of our growth strategy, in February 2022, we acquired Pharmazu Corp., a pure play, e-commerce products and service provider focused on the pet pharmacy, veterinary telehealth and pet wellness businesses.

In August 2022, we acquired the business of Regen Biowellness, Inc., a distributor of various products in the plant-based and regenerative medical fields. Pursuant to this transaction, we became controlling shareholder of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT.” (See “Information Concerning Cannagistics, Inc.”).

Also in August 2022, we acquired Evolutionary Biologics, Inc., a new kind of biologics company founded for a clear purpose: to bring cutting-edge regenerative products to the medical community.

During the third quarter of 2022, we entered into a letter of intent to acquire Fusion Specialty Pharmacies, a nationally accredited compounding pharmacy licensed in 27 states and located in St. George, Utah, dedicated to formulating creative, individualized and compounded medications that can improve compliance, maximize the potential for therapeutic success and reduce the overall cost of healthcare. While letter of intent has expired, we continue to negotiate terms of a potential acquisition. There is no assurance that we will be able to acquire Fusion Specialty Pharmacies.

In October 2022, we entered into a letter of intent to acquire Nanosthetic LLC, a biologics company that manufacturers products that are to be sold and marketed by Evolutionary Biologics. The terms of a definitive agreement are expected to require the issuance of a number of shares of our Series C Preferred Stock and a commitment for us to provide post-closing funding for the expansion of Nanosthetic’s operations. There is no assurance that we will be able to acquire Nanosthetics.

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Our Products

Our MultiStem contains all the major multi vitamins & minerals including vitamin D. We sell our MultiStem to distributors at the price of $29.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Our Hungarest® Diet & Energy Aid contains L-Phenylalanine, Phenylalanine and L-Tryptophan. It is designed to suppress the appetite, improve mood and increase energy. We sell Hungarest® Diet & Energy aid to distributors at the price of $29.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Vita-Stim Stem Cell Nutrition contains Anhydrous Trimethylglycine and is designed to stimulate adult stem cells and improve overall health and wellness. We sell our Vita-Stim Stem Cell Nutrition to distributors at the price of $39.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

NutraCan Nutritional Support is a powder that can be mixed with juice or food and contains our MultiStem product as well as provides ellagitannin support. We sell our NutraCan to distributors at $79.95 for a 370 gram container. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Three In One™ Miracle Serum™ contains methylsuflonylmethane (MSM) and is a serum applied externally with the object to provide immediate pain relief to sore joints and muscles, invigorate scalp and tone the face. We sell our Three In One™ Miracle Serum™ to distributors at the price of $19.95 for a 2 ounce bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Neuvitale™ contains Anhydrous Trimethylglycine and is a faster acting and more advanced form of our Vita-Stim product. We sell our Neuvitale™ to distributors at the price of $69.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Cardio Forte™ is a proprietary Arginine complex formulation designed to assist numerous body functions and as an overall health tonic. We sell our Cardio Forte™ to distributors at the price of $44.95 for a 450 gram bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Emergent 02™ Water Oxygenator is an oxygen additive to bottled water. The product is designed to hydrate cells and tissues and detoxify the body. We sell our Emergent 02™ Water Oxygenator to distributors at the price of $29.95 for a 2 ounce bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

NeuStem™ Cell Helper is designed to stimulate adult stem cells, promote the immune system and provide antioxidants and anti-inflammatory ingredients. We sell our NeuStem™ Cell Helper to distributors at the price of $39.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Infinity™ Anti-Aging & Body Repair Support contains curcumin, silymarin, resveratrol, astragalus polysaccharides, L-carnosine, trimethylglycine, and vitamin C and is designed to activate SIRT-1 anti-aging genes, fight free radicals, and protect from oxidative stress which can accelerate telomere shortening. We sell our Infinity™ Anti-Aging to distributors at the price of $79.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

Infinity Plus™ Anti-Aging & Body Repair Support contains curcumin, silymarin, resveratrol, astragalus polysaccharides, L-carnosine, trimethylglycine, and vitamin C and is designed to activate SIRT-1 anti-aging genes, fight free radicals, and protect from oxidative stress which can accelerate telomere shortening. The Infinity Plus™ product adds a proven RNA/DNA source to the formulation. We sell our Infinity Plus™ Anti-Aging to distributors at the price of $79.95 for a 60 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

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Veral™ – The Manly Aid contains calcium, zinc, muira puama, maca, nettle, longjack, gingko, chrysin, tribulus-terrestri and black pepper. It is a men’s sexual health product designed to help maintain healthy testosterone levels. We sell our Veral™ – The Manly Aid to distributors at the price of $49.95 for a 120 capsule bottle. Distributors receive commissions of between 2.5% and 20% within 30 days after purchase.

In addition to these products designed for human wellness, we plan to offer a full line of animal and pet wellness products online at Pharmazu.com.

The acquisition of Regen Biowellness has brought the following products to our company:

Product with Issued Patents

Immuniain TM (Immune Booster) - Irreversibly-inactivated pepsinogen fragments for modulating immune function (Immune Booster- FDA Cleared) ImmunaZin contains an FDA approved New Dietary Ingredient (NDI), and the NDI # is 1140 Patent No. US 8,309,072; Patent Issued: November 13, 2012

Pending Patent Applications

Veterinary Cannabinoid and Menthol Compositions and Methods

Application No. 16/419,392; International Application PCT/US2019/048695

Cannabinoid and Menthol Compositions and Methods

US Application No. 16/419,336; International Application PCT/US2019/048691

Thin Film Toothpaste Strip, European Application

Product Name: KidzStrips ®

Thin Film Toothpaste Strip, Eurasian Application

Product Name: KidzStrips ®

Fertilizer

Product Name: HydroSoil ®, Water retaining Hemp enhanced fertilizer, water plant once every two weeks

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Other Products

IcyEase

Adhesive Ice Pack for muscle/joint pain to cool surface and address pain.

Patent-pending, FDA pain claim in progress. IcyEase contains menthol, menthol is an approved pain relief ingredient in the FDA’s monograph for topical pain relief

Micro Voltage Trans Derm C

Patent application in progress for pain with unique and superior absorbing features due to wearer’s movement generated Micro Voltage

Silverpro – our only FDA approved medical device for the treatment of pain. Revolutionary technology combining genuine silver yarn with low-static carbon fibers, to create the world’s most advanced-compression pain relief fabric.

Research and Development

Until his death in February 2022, Dr. John Cappello, our former President, had conducted all our company’s research and development activities. Currently, our management is evaluating several options for continuing Dr. Cappello’s research and development efforts.

Suppliers

During our years of operations, we have procured a significant percentage of finished products from a single supplier. We do not believe that the loss of this supplier would have a material adverse effect on our financial condition or results of operations, as there are other suppliers in the marketplace that would be a suitable alternative.

We outsource our warehouse and fulfillment costs using the Stephen Gould Corporation, a third-party provider. This arrangement is done under a month-to-month contract and requires a payment per order picked plus a monthly pallet storage fee.

Sources and Availability of Raw Materials

During our years of operations, we have received 100% of our raw materials from a single supplier. We pay for raw materials ordered within 30 days after order. The raw materials used by us are available from a variety of suppliers. We maintain a good relationship with our supplier and do not anticipate that it will terminate its relationship with us in the near term. In the event, we are unable to obtain any of our raw materials from our supplier, we believe that we could obtain alternative sources of any raw materials from other suppliers. We do not have contracts with our supplier and we order our raw materials on an as-needed basis. We have not experienced any material adverse effect on our business as a result of shortages of raw materials or packaging materials used in of our products. An unexpected interruption or a shortage in supply of raw materials could adversely affect our business derived from these products.

Manufacturing

Raw materials are delivered to Bactolac Pharmaceuticals, Inc. who completes the finished products and delivers the finished product to Stephen Gould Corporation for fulfillment.

We do not have a written agreement with our manufacturer. Bactolac Pharmaceuticals manufacturers our products on an as-needed basis. In the event that Bactolac Pharmaceuticals ceases to manufacture our products, we believe that we could obtain alternative manufacturers. We pay for product manufactured within thirty days after delivery of our product to Gould.

Marketing and Sales

Historically, our company marketed our line of products through a company-established multi-level marketing program. However, recently, our company abandoned the multi-level marketing program in favor of a marketing program that is centered around social media and internet-based marketing efforts designed to drive traffic to our online store. We intend to apply funds from this offering to these marketing efforts. There is no assurance that such marketing efforts will yield greater sales of our health products. (See “Risk Factors” and “Use of Proceeds”).

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Competition

The nutritional and dietary supplement, as well as the animal and pet wellness, industries are highly competitive, rapidly evolving and subject to constant change. The number of competitors in both industries is virtually endless. We expect that if our products establish a market niche, competition will arise from a variety of sources, from large multinationals like GNC and Vitamin World, to the myriad of other smaller national and regional dietary and nutritional supplements.

Many of our potential competitors possess:

●	greater financial, technical, personnel, promotional and marketing resources;
●	longer operating histories;
●	greater name recognition; and
●	larger consumer bases.

We face competition in the health food channel from a limited number of large nationally known companies, multi-level marketers, private label brands and many smaller distributors of dietary and nutrition supplements and in the mass-market distribution channel and others. Mass-market chains represent substantial sources of income for our competitors and the mass-market merchants often support their own labels at the expense of other brands. As such, the growth of our brands within food, drug, and general mass-market merchants is highly competitive and uncertain. If we cannot compete effectively, we may not be profitable.

We believe that existing industry competitors are likely to continue to expand their product offerings. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter both markets. We cannot be certain that we will be able to compete successfully in this extremely competitive market.

Backlog of Orders

We have no backlog of orders.

Seasonality

None of our products is affected by seasonal factors.

Intellectual Property

We hold the following patents and trademarks:

Title	Product	Application Number	Filing Date	Patent Number	Issue Date	Status
Dietary Supplements Including Glucan and Fulvic Acid	NeuStem™	14/207,050	3/12/2014	Pending	Pending	Pending
Dietary Supplements Including Ellagitannins and Ellagic Acid	ResoluCan™	13/757,744	2/2/2013	Pending	Pending	Pending
Compositions for Producing Satiety	Hungarest®	12/710,161	2/22/2010	Pending	Pending	Pending
Anti-Aging Formulations	Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging	13/723,503	12/21/2012	8,945,532		Issued
Anti-Aging Formulations	Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging	13/357,280	1/24/2012	8,906,361		Issued
Formulations for Promoting Stem Cell Nutrition	JDI Multi™, Infinity™ Anti-Aging, Infinity Plus™ Anti-Aging™	13/425,563	3/21/2012	8,334,131		Issued
Topical and Transdermal Treatments Using Urea Formulation		12/290,744	11/3/2008	7,803,357		Issued
Blue-Green Algae Composition	Vita Stim, JDI Multi™	11/788,693	4/19/2007	7,473,427		Issued
Topical and Transdermal Treatments Using Urea Formulation		11/590,037	10/30/2006	7,445,783		Issued

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Sales and Returns

Our policy is to refund the amount of a purchase within thirty (30) days of the sale, if the customer is not satisfied with the product.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

We lease a single office at the location indicated herein. The rent for the office is $1,900 per month. The space is sufficient for our current needs.

Employees

In addition to our executive officers, we presently have no full-time employees and three part-time employees. We believe that we will be successful in attracting experienced and capable personnel in the future. We will add additional personnel as our needs dictate and funding permits. Our employees will be required to enter into agreements with us requiring them not to compete or disclose our proprietary information. Our employees are not represented by any labor union. We believe that relations with our employees are (and will continue to be) excellent.

INFORMATION CONCERNING CANNAGISTICS, INC.

Summary

In connection with our acquisition of the assets and certain current liabilities of Regen Biowellness, Inc., we acquired control of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT,” through ownership of Series F Preferred Stock of CNGT. The shares of Series F Preferred Stock possess the following rights, preferences and designations:

Each share of Series F will automatically convert into 100 shares of commons stock on June 30, 2023, subject to the anti-dilution protection described below. The Series F will rank pari passu with the Common Stock with respect to dividends and liquidation preference on an as-converted basis. The Series F will vote on an as-converted basis and contain full ratchet anti-dilution protection entitling the holder(s) to receive up to 55% of the Company’s Common Stock upon conversion, and tag along rights enabling it to participate in a sale of the Series E. The Series F anti-dilution protection applies while any shares of Series F are outstanding and for a two-year period following conversion, pursuant to which the Series F conversion and voting ratio will be automatically adjusted to continually combine for 55% of the Company’s outstanding common stock on a fully-diluted basis during that time. Holders of our Series F are not entitled to preemptive rights and shares of our Series F are not subject to redemption or sinking fund provisions. There are no restrictions on the repurchase or redemption of shares of Series F by the Company with respect to any arrearage in the payment of dividends or sinking fund installments.

Currently, however, as drafted, the Series F Certificate of Designation gives the holders 44% of the equity and voting power. The Company understands that the correct number to be held by the Series F holders is 55% and intends to file an amendment with approval of its Board as soon as practicable. The intent was to provide the Series F holders with 55% of the equity and voting power as long as they owned any Series F shares, and for a two-year period following conversion of all the Series F shares. This means the holder can own one share of Series F and own the right to obtain 0.00125% of the equity and corresponding voting power.

Available Information

Certain information with respect to CNGT is presented below. Such information is a summary of disclosures made by CNGT. Prospective purchasers of the Remaining Shares are encouraged to review all information filed with the SEC by CNGT, which is available at the following link:

EDGAR Filings: Cannagistics, Inc.

Current Business of Cannagistics, Inc.

Products. Through Integrity Wellness CNGT currently has four developed products, the majority of which CNGT plans to offer at retail prices ranging from approximately $30 to $60 (excluding its veterinary and agricultural product offerings). CNGT’s currently developed products are at the stage where they are ready for production, awaiting funding for the final steps of production, such as sourcing the manufacturing, procuring the necessary ingredients, determining the quantity of each item for packaging, and setting up distribution channels. All these steps require capital. CNGT has received approval from the U.S. Food and Drug Administration (the “FDA”) for its Silverpro product’s claim, and currently has no FDA applications in process for any of our other products, but may apply at some point in the future, likely no earlier than the later part of 2022. CNGT anticipates that it may require FDA approval for its other products which are under development to the extent they qualify as “drugs” under the FCPA. Further, one of CNGT’s products, namely Canagel may qualify for exemption from FDA pre-approval in reliance in part upon FDA monograms indicating that the ingredients contained in these products are permitted and/or approved by the FDA for marketing and consumption. CNGT believes most of its products described below qualify as a potential “drug” under the FCPA and FDA rules, although other definitions may also apply to some of our products.

With respect to intellectual property rights, CNGT has patents issued for six of our products, and 15 patent applications pending, as indicated below. However, CNGT has no sales history of these products and presently lacks the capital to produce sufficient inventory and, accordingly, will be reliant upon raising additional funds to further commercialize these products. If CNGT is unable to raise sufficient funds, the production and distribution of these products may be delayed or discontinued. The following is a brief description our current products portfolio:

Products with Issued Patents.

ImmuniZin TM (Immune Booster). Some ImmunaZin Ingredients and Expectations:

-	Pepsin -- the main ingredient now famous for rapid recovery. CNGT takes pepsin and breaks it down into fragmented particles that are better absorbed into the digestive tract. These pepsin fragments directly modulate immune system activity by inducing potent T-cell response resulting in boosted immunity.

-	Hemp seed oil helps balance healthy cholesterol levels, fights depression and anxiety, improves eye health, promotes brain health, reduces metabolic syndrome, reduces inflammation, fights autoimmune disease and mental disorders, reduces fatty liver, promotes bone and joint health and improves sleep and skin.

Irreversibly-inactivated pepsinogen fragments for modulating immune function (Immune Booster- FDA Cleared)

ImmunaZin contains an FDA approved New Dietary Ingredient (NDI), and the NDI # is 1140

Patent No. US 8,309,072

Patent Issued: November 13, 2012

Patent Expires: June 18, 2029

Canagel ® - (Anhydrous Hydrogel Composition and delivery system). Patented Full Spectrum Phytocannabinoid delivery with FDA approved pain claim. The one and only FDA-approved pain claim in the market for an oral CBD product. Using an FDA approved monogram by including menthol. Because this product contains CBD, CNGT does not currently market and sell this product at this time.

CNGT has Exclusive World-wide access to Patent No. US 9839693 B2

Patent Issued: December 4, 2018

Patent Expires: December 8, 2037

Pending Patent Applications.

Veterinary Cannabinoid and Menthol Compositions and Methods

Application No. 16/419,392; International Application PCT/US2019/048695

Cannabinoid and Menthol Compositions and Methods

US Application No. 16/419,336; International Application PCT/US2019/048691

Thin Film Toothpaste Strip, European Application

Product Name: KidzStrips ®

Thin Film Toothpaste Strip, Eurasian Application

Product Name: KidzStrips ®

Fertilizer

Product Name: HydroSoil ®

Water retaining Hemp enhanced fertilizer, water plant once every two weeks

Inactivated Pepsin Fragment (IPF) and Full Spectrum Cannabidiol (CBD) Compositions and Methods

Skin Cream

Relates to compositions and methods for the prevention and treatment of skin disorders and for the rejuvenation of the skin. In particular, the application describes topical compositions and methods of treatments comprising the combined use of one or more cannabinoids and one or more hydroxy acids in a suitable carrier. Because this product contains CBD, CNGT does not currently market and sell this product at this time.

Other Products.

IcyEase

Adhesive Ice Pack for muscle/joint pain to cool surface and address pain.

Patent-pending, FDA pain claim in progress, IcyEase contains menthol, menthol is an approved pain relief ingredient in the FDA’s monograph for topical pain relief.

Slim-D

Appetite-suppressant oral strip with 50 mg Hoodia & 10 mg Full Spectrum Phytocannabinoid. Because this product contains CBD, CNGT does not currently market and sell this product at this time.

Energy Lighting Strips

High caffeine fast dissolving oral energy strip with Matcha Green Tea and Hemp/Full Spectrum Phytocannabinoid. Because this product contains CBD, CNGT does not currently market and sell this product at this time.

Micro Voltage Trans Derm C

Patent application in progress for pain with unique and superior absorbing features due to wearer‘s movement generated Micro Voltage

Silverpro

CNGT’s only FDA approved medical device for the treatment of pain. Revolutionary technology combining genuine silver yarn with low-static carbon fibers, to create the world’s most advanced-compression pain relief fabric.

Planned Operations and Products Under Development.

New and Planned Products. In addition to CNGT’s developed products, CNGT is also in the process of evaluating and developing new products. CNGT’s ability to develop and launch these products within the timeframes intended or at all depends in large part on the Company receiving funding. If CNGT is unable to raise at least $2,500,000, the development, production and distribution of these products may be delayed or discontinued.

Partnership with Medizone Bio. Through Integrity Wellness, CNGT has entered into a Partnership Agreement with Medizone Bio, Inc., (“Medizone Bio”) which provides for a 50/50 partnership for the production of biodegradable face masks, and medical supplies, such as personal protective equipment (PPE) and COVID-19 testing materials. The President and control person of Medizone, Bio, Inc., is Dr. Ghalili, a director of CNGT. Under the Partnership Agreement, Integrity Wellness agreed to provide an initial funding of $300,000 in financing for Medizone Bio to manufacture the first Medizone Bio products purchase order. This $300,000 was advanced to Medizone Bio, Inc., by CNGT using proceeds from a $300,000 loan received by CNGT from 7X Enterprises, Inc. (“7X”), another entity of which Dr. Ghalili is the President. Payment of this loan represents an obligation of the Company to 7X rather than Medizone Bio. CNGT executed a Promissory Note to that effect. This purchase order has a potential selling price of $1,200,000, although CNGT cannot assure you it will realize that sum. The structure of this transaction is therefore such that Dr. Ghalili, through 7X’s loan to CNGT, advanced capital to the venture, and is entitled to receive proceeds through the promissory note that 7X received therefrom, and through Medizone Bio is also entitled to receive 50% of the proceeds generated from the venture. Since CNGT did not have sufficient capital or funds to make the necessary capital advance, 7X agreed to do the funding, and required that CNGT execute a note. Integrity Wellness will provide the partnership with financing, marketing, sales distribution in wholesale, retail and direct-to-consumer (e.g., QVC, HSN, Amazon, etc.), financing for general working capital and purchase order financing, while Medizone Bio provides the partnership with a series of purchase orders. The net profits, if any, will be distributed between the partners in equal proportions.

Potential Future Operations in the Sale of Exosome Products. In addition to CNGT’s planned marketing and sale of Hemp Oil products, it is in the early stages of exploring a potential new business which would be focused on a new line of products using naturally occurring nanosized compounds (approximately 30-150 nanometers in diameter), referred to as “exosomes,” which are derived from stem cells and cause growth and regeneration by acting as biologic messengers at the cellular level of the human body. Exosomes work by delivering chemical signals to the cells they permeate, instigating the production of regenerative proteins and other compounds while also inhibiting destructive inflammatory cytokines. CNGT does not currently plan to research, develop, or manufacture any exosome products, but rather intends to sell exosome products manufactured by FDA-certified third party manufacturing facilities. If CNGT proceeds with this business, it plans to initially focus on exosome products developed by independent manufacturers for skin care and topical use only. To date, these planned operations of selling exosome products have not commenced, and management has only just began developing a business plan for entry into the regenerative health market and sale of exosome products. If CNGT proceeds, it intends to work with the third party collaborators to explore the potential use of exosome science to develop products designed to serve regenerative and health and wellness functions such as hair and skin regeneration.

SaaS Logistics Platform. Prior to the acquisition of Integrity Wellness, CNGT was in the process of developing a SaaS platform intended to enable users to monitor and manage numerous aspects of the supply chain as they obtain raw materials, develop and produce products, and bring their products to the marketplace. The intended focus of the platform and services was on OTC, pharmaceutical, cosmetic, nutraceutical, hemp/CBD and health and wellness products. The development efforts to date have been conducted primarily by Corengine, Inc., a third-party software development company. However, CNGT has yet to develop and commercialize the platform, which has been delayed in part due to the COVID-19 pandemic. The platform’s intended function is to assist users with the tracking, monitoring and management of their respective manufacturing and distribution processes. The SaaS-based platform will be designed to fully integrate the various components of the supply chain, from obtaining raw materials through product manufacturing and distribution and inventory and shelf-life batch tracking. We had previously announced the spin-off of the business which was subsequently suspended indefinitely due to COVID-19.

Management’s Discussion and Analysis Regarding CNGT’s Operating Results

The information in this section is derived from the most recent Quarterly Report on Form 10-Q filed by CNGT.

Results of Operation for Three months Ended April 30, 2022 and 2021.

Revenues. No revenue was generated for the nine months ended April 30, 2022 and 2021. CNGT’s cost of revenues was $0 for the nine months ended April 30, 2022, as compared with cost of revenue of $0 for the same period ended April 30, 2021.

Operating Expenses. Total operating expenses increased by $795,314 for the nine months ended April 30, 2022, from $1,071,651 at April 30, 2022 and $276,337 at April 30, 2021. This increase was mainly due mainly to an increase in Consulting Fees and Professional fees.

Operating expenses for the nine months ended April 30, 2022, consisted of general and administrative expenses of $55,417, bad debt of $65,277, rent of $12,813, consulting fees of $698.979, and professional fees of $239,165. The increase in Consulting Fees is a result of the acquisition of Integrity Wellness and the obligations for the payments of the Independent Contractors working on the development of the Intellectual Property acquired in the acquisition, including 7X Enterprises, Inc., and John Borja. Operating expenses for the nine months ended April 30, 2021, consisted of general and administrative expenses of $36,533, bad debt of $43,518, rent of $10,511, consulting fees of $38,125, and professional fees of $147,650.

Other Income and Expenses. Total other income and expenses for the nine months ended April 30, 2022 amounted to a total other expenses of $709,286, and $1,290,094 at April 30, 2021. The decrease of 580,808 in expenses was mainly due to the change in fair value of derivative liabilities. CNGT had interest income of $65,277 for the nine months ended April 30, 2022, and $65,277 for the nine months ended April 30, 2021. CNGT had interest expense of $1,010,892 for the nine months ended April 30, 2022, as compared to $311,971 for the nine months ended April 30, 2021. CNGT had settlement fees of $48,000 for the nine months ended April 30, 2022, as compared to $25,000 for the nine months ended April 30, 2021. CNGT had a gain on derivative liabilities of $123,822 for the nine months ended April 30, 2022, as compared to a loss on derivative liabilities of $1,177,910 for the nine months ended April 30, 2021. CNGT had a gain in fair value of derivative liabilities of $160,507 for the nine months ended April 30, 2022, as compared to a gain of $79,385 for nine months ended April 30, 2021.

Net Loss. Net loss for the nine months ended April 30, 2022, was $1,780,937 compared to net loss of $1,668,315 for the nine months ended April 30, 2021.

Liquidity and Capital Resources at April 30, 2022. As of April 30, 2022, CNGT had total current assets of $81,604 and total current liabilities of $6,705,749 as of April 30, 2022. CNGT had a negative working capital of $6,624,145 as of April 30, 2022.

CNGT intends to fund operations through sales and debt and/or equity financing arrangements, which may be insufficient to fund expenditures or other cash requirements. CNGT plans to seek additional financing in a private equity offering to secure funding for operations. There can be no assurance that CNGT will be successful in raising additional funding. If it is not able to secure additional funding, the implementation of its business plan will be impaired. There can be no assurance that such additional financing will be available to CNGT on acceptable terms or at all.

Off Balance Sheet Arrangements. As of April 30, 2022, there were no off-balance sheet arrangements.

Going Concern. As of April 30, 2022, CNGT had an accumulated deficit of $32,353,128. Its ability to continue as a going concern is contingent upon the successful completion of additional financing arrangements and its ability to achieve and maintain profitable operations. While CNGT is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations. These conditions raise substantial doubt about CNGT’s ability to continue as a going concern.

Results of Operations for the Years Ended July 31, 2021, and July 31, 2020.

Revenues. CNGT generated revenue of $-0- for the year ended July 31, 2021, as compared with $-0- for the year ended July 31, 2020. All of its revenues were previously generated from the operations of our operating subsidiary, KRG Logistics, Inc., a third-party freight logistics provider. CNGT’s cost of revenues was $-0- for the fiscal year ended July 31, 2021, as compared with $-0- for the fiscal year ended July 31, 2020.

Operating Expenses. Operating expenses decreased to $646,928 for the fiscal year ended July 31, 2021, as compared with $1,695,943 for the fiscal year ended July 31, 2020. CNGT’s operating expenses for the year ended July 31, 2021, consisted mainly of Consulting Fees of $190,625, professional fees of $303,110 and general and administrative expenses of $50,141, and bad debt allowance of $87,036 due from a related party. CNGT’s operating expenses for the year ended July 31, 2020, consisted mainly of Consulting fees of $1,090,583 and professional fees of $320,474 and general and administrative expenses of $96,161. Bad debt allowance of $158,951 due from a related party.

Other Expenses. CNGT had other expenses of $16,703,425 for the fiscal year ended July 31, 2021, as compared with $556,228 for the year ended July 31, 2020. The increase was due to a loss on the acquisition of Integrity Wellness, Inc. of $14,690,000.

Net Loss. Net loss for the year ended July 31, 2021, was $17,350,353 as compared with $2,682,500 as compared with for the year ended July 31, 2020.

Liquidity and Capital Resources at July 31, 2021. As of July 31, 2021, CNGT had total current assets of $45,007 and total assets in the amount of $45,007, after the allowance for Bad Debt. CNGT’s total current liabilities as of July 31, 2021, were $4,853,932. CNGT had a working capital of deficiency of $4,808,925 as of July 31, 2021, and $3,792,892 as of July 31, 2020.

Operating activities used $548,038 in cash for the year ended July 31, 2021, as compared with $613,683 in cash for the year ended July 31, 2020. CNGT’s net loss of $17,350,353 with Loss on Discontinued Operations of $0, Loss on Conversion of Preferred Stock of $0 and Loss on derivative liabilities of $1,481,943.

CNGT also intends to fund operations through sales and/or debt and/or equity financing arrangements, which may be insufficient to fund expenditures or other cash requirements. CNGT plans to seek additional financing to secure funding for operations. There can be no assurance that CNGT will be successful in raising additional funding. If CNGT is not able to secure additional funding, the implementation of CNGT’s business plan will be impaired. There can be no assurance that such additional financing will be available to CNGT on acceptable terms or at all.

Off Balance Sheet Arrangements. As of July 31, 2021, there were no off-balance sheet arrangements.

Going Concern. CNGT’s financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of July 31, 2021, CNGT had an accumulated deficit of $(30,572,191). its ability to continue as a going concern is contingent upon the successful completion of additional financing arrangements and its ability to achieve and maintain profitable operations. While CNGT is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations. These conditions raise substantial doubt about CNGT’s ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this PQA2.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

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COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which our company operates. To date, we do not believe that COVID-19 has had a material impact on our company’s operations, due to our company’s lack of operating capital during the last two years.

Recent Developments

In furtherance of our growth strategy, in February 2022, we acquired Pharmazu Corp., a pure play, e-commerce products and service provider focused on the pet pharmacy, veterinary telehealth and pet wellness businesses.

In August 2022, we acquired the business of Regen Biowellness, Inc., a distributor of various products in the plant-based and regenerative medical fields. Pursuant to this transaction, we became controlling shareholder of Cannagistics, Inc., a publicly-traded company under the symbol “CNGT.” (See “Information Concerning Cannagistics, Inc.”).

Also in August 2022, we acquired Evolutionary Biologics, Inc., a new kind of biologics company founded for a clear purpose: to bring cutting-edge regenerative products to the medical community.

During the third quarter of 2022, we entered into a letter of intent to acquire Fusion Specialty Pharmacies, a nationally accredited compounding pharmacy licensed in 27 states and located in St. George, Utah, dedicated to formulating creative, individualized and compounded medications that can improve compliance, maximize the potential for therapeutic success and reduce the overall cost of healthcare. While letter of intent has expired, we continue to negotiate terms of a potential acquisition. There is no assurance that we will be able to acquire Fusion Specialty Pharmacies.

In October 2022, we entered into a letter of intent to acquire Nanosthetic LLC, a biologics company that manufacturers products that are to be sold and marketed by Evolutionary Biologics. The terms of a definitive agreement are expected to require the issuance of a number of shares of our Series C Preferred Stock and a commitment for us to provide post-closing funding for the expansion of Nanosthetic’s operations. There is no assurance that we will be able to acquire Nanosthetics.

The acquisition of Regen Biowellness has brought the following products to our company:

Product with Issued Patents

Immuniain TM (Immune Booster) - Irreversibly-inactivated pepsinogen fragments for modulating immune function (Immune Booster- FDA Cleared) ImmunaZin contains an FDA approved New Dietary Ingredient (NDI), and the NDI # is 1140 Patent No. US 8,309,072; Patent Issued: November 13, 2012

Pending Patent Applications

Veterinary Cannabinoid and Menthol Compositions and Methods

Application No. 16/419,392; International Application PCT/US2019/048695

Cannabinoid and Menthol Compositions and Methods

US Application No. 16/419,336; International Application PCT/US2019/048691

Thin Film Toothpaste Strip, European Application

Product Name: KidzStrips ®

Thin Film Toothpaste Strip, Eurasian Application

Product Name: KidzStrips ®

Fertilizer

Product Name: HydroSoil ®, Water retaining Hemp enhanced fertilizer, water plant once every two weeks

Other Products

IcyEase

Adhesive Ice Pack for muscle/joint pain to cool surface and address pain.

Patent-pending, FDA pain claim in progress. IcyEase contains menthol, menthol is an approved pain relief ingredient in the FDA’s monograph for topical pain relief

Micro Voltage Trans Derm C

patent application in progress for pain with unique and superior absorbing features due to wearer’s movement generated Micro Voltage

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Silverpro – our only FDA approved medical device for the treatment of pain. Revolutionary technology combining genuine silver yarn with low-static carbon fibers, to create the world’s most advanced-compression pain relief fabric.

Results of Operations

Nine Months Ended September 30, 2022 (“Interim 2022”) and 2021 (“Interim 2021”). During Interim 2022, our business operations generated $201,210 (unaudited) in revenues from sales of our products, with a cost of sales of $142,965 (unaudited), resulting in a gross profit of $58,245 (unaudited). During Interim 2021, our business operations generated $94,651 (unaudited) in revenues from product sales, with a cost of sales of $35,894 (unaudited), resulting in a gross profit of $58,757 (unaudited).

During Interim 2022, we incurred operating expenses of $1,182,103 (unaudited), which were comprised of $71,884 (unaudited) in sales commissions, $66,367 (unaudited) in salaries, $8,586 (unaudited) in research and development expenses, $33,743 (unaudited) in fulfillment expenses, $1,451 (unaudited) in office supplies, $155,135 (unaudited) in professional and legal fees, $636,051 (unaudited) in consulting fees, $5,631 (unaudited) in credit card fees and bank service charges, $6,079 (unaudited) in rent expense, $81,645 (unaudited) in marketing expenses, $11,625 (unaudited) in website expenses, $15,000 (unaudited) in amortization expense and $88,905 (unaudited) in other general and administrative expense, resulting in a net loss of $(1,120,108) (unaudited).

During Interim 2021, we incurred operating expenses of $140,823 (unaudited), which were comprised of $23,438 (unaudited) in sales commissions, $1,027 (unaudited) in research and development expenses, $13,849 (unaudited) in fulfillment expenses, $10,816 (unaudited) in office supplies, $10,569 (unaudited) in professional fees, $2,140 (unaudited) in credit card fees and bank service charges, $6,000 (unaudited) in rent expense, $7,068 (unaudited) in marketing expense, $13,866 (unaudited) in website expense, $24,258 (unaudited) in interest expense, $15,000 (unaudited) in amortization expense and $12,792 (unaudited) in other general and administrative expense, resulting in a net loss of $(82,066) (unaudited).

Should we obtain funds in this offering or otherwise, we expect that our revenues will increase from quarter to quarter, beginning with the fourth quarter of 2022. There is no assurance that such will be the case, however. We expect to incur operating losses through at least the second quarter of 2023.

Further, because of our current lack of growth capital and the uncertainty of our obtaining needed capital, we are unable to predict the levels of our future revenues.

Years Ended December 31, 2021 (“Fiscal 2021”) and 2020 (“Fiscal 2020”). During Fiscal 2021, our business operations generated $119,567 (unaudited) in revenues from sales of our products, with a cost of sales of $40,090 (unaudited), resulting in a gross profit of $79,477 (unaudited). During Fiscal 2020, our business operations generated $167,191 (unaudited) in revenues from sales of our products, with a cost of sales of $45,770 (unaudited), resulting in a gross profit of $121,421 (unaudited).

During Fiscal 2021, we incurred operating expenses of $281,653, which were comprised of $29,507 (unaudited) in sales commissions, $2,086 (unaudited) in research and development expenses, $18,133 (unaudited) in fulfillment expenses, $8,250 (unaudited) in rent expense, $24,258 (unaudited) in marketing expenses, $20,000 (unaudited) in amortization expense and $179,419 (unaudited) in other general and administrative expense, plus $87,671 in other expense, resulting in a net loss of $(288,764) (unaudited).

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During Fiscal 2020, we incurred operating expenses of $207,223, which were comprised of $40,487 (unaudited) in sales commissions, $1,603 (unaudited) in research and development expenses, $28,982 (unaudited) in fulfillment expenses, $9,130 (unaudited) in rent expense, $23,448 (unaudited) in marketing expenses, $20,752 (unaudited) in website expenses, $20,000 (unaudited) in amortization expense and $56,759 (unaudited) in other general and administrative expense, resulting in a net loss of $(79,215) (unaudited).

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

Line of Products. We believe that our line of products, as augmented by our recent acquisitions of PharmaZu, Regen Biowellness and Evolution Biologics, are highly attractive in their respective marketplaces and that, by moving away from our prior multi-level marketing strategy, we will be better positioned to achieve sales growth.

New Marketing Strategy. Historically, our company implemented an internally-directed multi-level marketing strategy with respect to our line of nutritional health supplements. In August 2021, our Board of Directors determined to abandon our multi-level marketing strategy in favor of a marketing program that is centered around social media and internet-based marketing efforts designed to drive traffic to our online store.

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Website Enhancement. Our management has determined that our website and attendant online store are not adequate in the current internet-heavy sales environment. Thus, in conjunction with our new marketing program, we intend to apply funds from this offering to the redesign and updating of our website and online store. It is believed that these enhancements will serve to facilitate a greater consumer experience, which is expected to lead to increased product sales.

Financial Condition, Liquidity and Capital Resources

September 30, 2022. At September 30, 2022, our company had $57,118 (unaudited) in cash and a working capital deficit of $303,211 (unaudited), compared to $257,762 (unaudited) in cash and a working capital deficit of $19,871 (unaudited) at December 31, 2021.

In accounting for the acquisition of the assets and certain liabilities of Regen Biowellness, Inc., the assets acquired and liabilities assumed were recorded at their fair values of $____ and $____, respectively, as of the date of acquisition. In addition to the recorded liabilities, other assumed liabilities are secured by assets owned by third parties. Due to the securitization of such liabilities, these liabilities are considered to be contingent in nature by the Company and it has determined that the maximum potential contingent liability that the Company could be required to pay is zero.

Our company’s current cash position is adequate for our company to maintain its present level of operations through at least the first quarter of 2023. However, we must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

December 31, 2021. At December 31, 2021, our company had $257,762 (unaudited) in cash and a working capital deficit of $19,871 (unaudited), compared to $169,390 (unaudited) in cash and working capital of $249,976 (unaudited) at December 31, 2020.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital cash expenditures during the year ended December 31, 2021, nor during the six months ended June 30, 2022. We do not anticipate making any such expenditures during the next twelve months.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information regarding our current officers and directors.

Name	Age	Position(s)
James Morrison	62	Chief Executive Officer and Director
James Zimbler	53	Vice President, Acting Chief Financial Officer, Secretary and Director
Marvin Segel	53	Chief Marketing Officer and Director
Corain McGinn	52	Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office. There exist no family relationships among our officers and directors.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

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James Morrison became Chief Executive Officer and a Director of our company on August 15, 2022. Mr. Morrison is a legend in the personal care industry, most notably as President of L'Oréal. While at L'Oréal, Morrison oversaw growth that averaged more than 20% year-over-year. He engineered the acquisitions of Redken and Matrix and led the company during a period of unprecedented growth during his tenure. He is considered one of the top brand strategists in the personal care space. Mr. Morrison has had a long history of working with celebrities in the beauty space, including Britney Spears, Kimora Lee Simmons, Flo Rida, Katharine McPhee, Christie Brinkley, Rob Lowe, Kylie Jenner and others. From May 2020 to August 15, 2022, Mr. Morrison served as President and Chief Executive Officer of Cannagistics, Inc. (trading symbol: CNGT), when he resigned from such position. On August 15, 2022, Mr. Morrison became a Director of Cannagistics.

James Zimbler, our current Vice President, Chief Financial Officer and a Director, has served our company since February 2022 in various capacities, including as Chief Executive Officer until August 15, 2022. Mr. Zimbler has served as an executive officer of Cannagistics, Inc. (trading symbol: CNGT) since November 2017: since August 15, 2022, as President/Interim CEO and a Director; Cannagistics Vice President of Corporate Finance since July 1, 2020; a Director of Cannagistics from November 2017 to November 2021 and again since August 2022; from November 17, 2017, until July 1, 2020, as Cannagistics President in which role he was responsible for strategic decision making, capital expenditure planning and staffing matters. From December 2017 until June 2019, he served as President and a director of Enzolytics, Inc., a drug development company. In December 2016 he founded Emerging Growth Advisors, Inc., a consulting firm providing advisory services related to mergers and acquisitions for corporations including the Company, where he has served as President since its formation. Prior to founding Emerging Growth Advisors, Inc., Mr. Zimbler served in a managerial role at other consulting firms, each specializing in mergers and acquisitions, roll ups and turn-around work. On September 22, 2022, a subsidiary of Cannagistics, Global3pl, Inc. (a Delaware corporation), formerly Global Transition Corp. (a Delaware Corporation), formerly Cannagistics, Inc., (a Nevada corporation) and formerly Precious Investments, Inc., (a Nevada corporation), filed a Chapter 7 Bankruptcy Petition in the United States Bankruptcy Court District of Delaware, Case No. 22-10892-JTD. Global3pl, Inc. became a wholly owned subsidiary of Cannagistics pursuant to a reorganization conducted under Section 251(g) of the Delaware General Corporation Law. The filing in the United States Bankruptcy Court District of Delaware is only with respect to Global3pl, Inc. At the time of the filing, Global3pl, Inc. had debts aggregating approximately $4,900,000.

Marvin Segel has served our company as Chief Marketing Officer and as a Director since February 2022. Mr. Segel is a Multi-Business Owner with more than 20 years of DRTV and Marketing experience. Since January 2020, Mr. Segel has served as President of The Y Networks, where he leads a team building the first Men’s Network focused on Content First with Shopable Content that allows the Male Customer to engage when they want across most platforms. From 2015 through 2019, he served as Chief Executive Officer of Star Shop, LLC, the first Celebrity Driven Social Media Platform where the intersection of content and commerce come together. From 2009 through 2014, Mr. Segel served as Vice President of Business Relationships and Vendor Relations for ShopNBC, Eden Prairie, Minnesota.

Corain McGinn has served as a Director of our company since August 2021. For more than the last ten years, Mr. McGinn has engaged in the private practice of law with McGinn Law, PC, Braintree, Massachusetts, a firm specializing in business, tax and estate planning. Mr. McGinn earned a Bachelor of Laws (LL.B.) Joint Honors, Law & Accounting, from Queens University of Belfast, Belfast, Northern Ireland. Mr. McGinn also earned his Juris Doctor degree from Suffolk University and, from Boston University, Boston, Massachusetts, an MA-LL.M in Taxation. In addition, Mr. McGinn earned an MBA from Georgetown University, Washington, D.C. He is a member of the bar of the State of Massachusetts and the State of New York, and is a licensed real estate broker in the State of Massachusetts.

Conflicts of Interest

At the present time, we do not foresee any direct conflict between our sole officer, his other business interests and his involvement in our company.

Corporate Governance

We do not have a separate Compensation Committee, Audit Committee or Nominating Committee. These functions are conducted by our Board of Directors acting as a whole.

During the year ended December 31, 2021, our Board of Directors, did not hold a meeting, but took action by unanimous written consent in lieu of a meeting on eight occasions.

Independence of Board of Directors

None of our directors is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

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Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, James Zimbler, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Zimbler collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

As of the date of this PQA2, our Board of Directors has not adopted a code of ethics with respect to our directors, officers and employees.

EXECUTIVE COMPENSATION

In General

As of the date of this PQA2, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Morrison(1) Chief Executive Officer	2020	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—
James Zimbler (2) Vice President, Chief Financial Officer, Secretary	2020	—	—	—	—	—	—	—	—
Dr. John Cappello (3)	2021	—	—	—	—	—	—	—	—
Former President, Former Chief Executive Officer, Former Chief Financial Officer, Former Secretary	2020	—	—	—	—	—	—	—	—
Frank Macgliochetti (4)	2020	—	—	—	—	—	—	—	—
Former Chief Executive Officer	2021	—	—	—	—	—	—	—	—

(1) Mr. Morrison did not become an officer of our company until August 2022.

(2) Mr. Zimbler did not become an officer of our company until February 2022.

(3) Dr. Capello passed away in February 2022,

(4) Mr. Magliochetti did not become an officer and director of our company until August 2021; Mr. Magliochetti resigned as an officer and director of our company in July 2022.

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this PQA2, for each named executive officer.

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	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James Morrison (1)	—	—	—	—	n/a	—	n/a	—	—
James Zimbler (2)	—	—	—	—	n/a	—	n/a	—	—
Dr. John Cappello (3)	—	—	—	—	n/a	—	n/a	—	—
Frank Magliochetti (4)	—	—	—	—	n/a	—	n/a	—	—

(1) Mr. Morrison did not become an officer of our company until August 2022.

(2) Mr. Zimbler did not become an officer and director of our company until February 2022

(3) Dr. Cappello passed away in February 2022.

(4) Mr. Magliochetti did not become an officer of our company until August 2021; Mr. Magliochetti resigned as an officer and director of our company in July 2022.

Employment Agreements

James Zimbler. In February 2022, we entered into an employment agreement with our current Vice President, James Zimbler. The agreement has a term of three years and shall automatically renew for additional one-year periods, unless terminated by our company or Mr. Zimbler. Mr. Zimbler is to be paid a monthly salary of $2,500, until such time as he begins working full time for us, at which time his monthly salary will increase ot $5,000.

Dr. John Cappello. In August 2021, we entered into an employment agreement with our former President, Dr. John Cappello, who passed away in February 2022. As a signing bonus, Dr. Cappello was issued 900,000 shares of our Series C Preferred Stock. (See Description of Securities—Series C Preferred Stock”). Until his death, Dr. Cappello was paid a monthly salary of $10,000, a 2.5% commission on all sales of our products developed prior to or during the term of the agreement and a 1.25% commission on such sales in perpetuity thereafter.

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Frank Magliochetti. In August 2021, we entered into an employment agreement with our former Chief Executive Officer, Frank Magliochetti. Mr. Magliochetti resigned as an officer and director of our company in July 2022. As a signing bonus, Mr. Magliochetti was issued 900,000 shares of our Series C Preferred Stock. (See Description of Securities—Series C Preferred Stock”). Until his resignation, Mr. Magliochetti was paid a monthly salary of $10,000. Additionally, Mr. Magliochetti was to have been paid a 10% commission on all sales of our products that are in excess of our then-current levels.

Outstanding Equity Awards

During the years ended December 31, 2021 and 2020, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our Chief Executive Officer, James Zimbler, receives no compensation for his serving as a director. Our other directors, Corain McGinn and Marvin Segel, are compensated for their service as directors. Mr. McGinn is paid $4,000 per month, and, in June 2022, was issued 5,000,000 shares of our common stock, for his services as a director of our company. In June 2022, Mr. Segel was issued 10,000,000 shares of our common stock, for his services as a director of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below does not give effect to certain events, as follows:

Series B Preferred Stock Conversion. The table below does not give effect to the issuance of shares of our common stock upon conversion of the outstanding shares of Series B Preferred Stock at the rate of 20 shares of common stock for each share of Series B Preferred Stock converted. Please see Note 5 to the table below. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Dilution”).

Series C Preferred Stock Conversion. The table below does not give effect to the issuance of shares of our common stock upon conversion of the outstanding shares of Series C Preferred Stock. The holders of the Series C Preferred Stock possess the Series C Anti-Dilution Rights.The holders of the Series C Preferred Stock shall have and maintain, at all times, full ratchet anti-dilution protection rights as to the total number of issued and outstanding shares of our common stock and preferred stock from time to time, at the rate of 80%, calculated on a fully-diluted basis. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Dilution”).

In light of the caveats stated in the foregoing paragraphs, the following table sets forth, as of the date of this PQA2, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying warrants, if any, held by that person are deemed to be outstanding if the warrants are exercisable within 60 days of the date hereof.

	Share Ownership		Share Ownership
	Before This Offering		After This Offering
	Number of Shares Beneficially	% Beneficially	Number of Shares Beneficially	% Beneficially
Name of Shareholder	Owned	Owned (1)	Owned	Owned (2)	Effective Voting Power
Common Stock
Executive Officers and Directors
James Morrison	0	0%	0	0%
James Zimbler	0	0%	0	0%
Marvin Segel	10,000,000	3.83%	10,000,000	1.04%	See Note 3
Corain McGinn	5,000,000	1.92%	5,000,000	*	and Note 4
Officers and directors, as a group (4 persons)	15,000,000	5.75%	15,000,000	1.56%
Series A Preferred Stock(4)
Eocine Management Advisors, Inc.(5)	66.67	66.67%	66.67	66.67%
Estate of Dr. John Cappello	33.33	33.33%	33.33	33.33%
Series B Preferred Stock(6)
Sharon McNeil, Trustee,
HAR Irrevocable Trust	7,833,332	33.33%	7,833,332	33.33%
Christine Arenella	4,500,000	19.15%	4,500,000	19.15%
Leonard Tucker, LLC(7)	3,916,667	16.67%	3,916,667	16.67%
Lori Teper	3,916,667	16.67%	3,916,667	16.67%
Cimarron Capital, Inc.(8)	3,083,334	13.12%	3,083,334	13.12%
Series C Preferred Stock(9)
Estate of Dr. John Cappello	900,000	16.07%	900,000	16.07%
Leonard Tucker, LLC(7)	450,000	8.04%	450,000	8.04%
Cimarron Capital, Inc.(8)	300,000	5.36%	300,000	5.36%
Adam Brooks	225,000	4.02%	225,000	4.02%
Emerging Capital Structures, Inc.(10)	225,000	4.02%	225,000	4.02%
Christine Arenella	50,000	* %	50,000	* %

Regen Biowellness(11)	1,500,000	26.78%	1,500,000	26.78%
James Morrison	750,000	13.39%	750,000	13.39%
Emerging Capital Advisors, Inc. (12)	750,000	13.39%	750,000	13.39%
Parcae Capital Corp.	450,000	8.04%	450,000	8.04%

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*	Less than 1%
(1)	Based on 260,851,111 shares outstanding, before this offering.
(2)	Based on 960,851,111 shares outstanding, assuming the sale of all of the Remaining Shares, after this offering.
(3)	Our Chief Executive Officer and a Director, James Zimbler, owns 66.67% of the outstanding shares of Series A Preferred Stock. Mr. Zimbler will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction (see Note 4).
(4)	The shares of Series A Preferred Stock have the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights.
(5)	Our President and a Director, James Zimbler, is the control person of this entity.
(6)	The shares of Series B Preferred Stock are convertible into shares of our common stock at the rate of 20 shares of common stock for every share of Series B Preferred Stock converted.
(7)	Mr. Leonard Tucker is the owner of this entity.
(8)	Mr. Peter Aiello is the President of this entity.
(9)	The shares of Series C Preferred Stock are automatically convertible on January 1, 2024, into shares of our common stock at the rate of 100 shares of common stock for every share of Series C Preferred Stock converted. (See “Description of Securities—Series C Convertible Non-Voting Preferred Stock”).
(10)	Our President and a Director, James Zimbler, is the owner of this entity.
(11)	Our President and a Director, James Zimbler, is the control person of this entity.
(12)	Our President and a Director, James Zimbler,is the owner of this entity.
(13)	Frank Magliochetti is the President of this entity.

Series A Preferred Stock

Currently, there are 100 shares of our Series A Preferred Stock issued and outstanding, 66.67% of which are owned by James Zimbler, our current Chief Executive Officer and one of our directors, and, through his ownership thereof, controls all corporate matters of our company.

The Series A Preferred Stock has the following voting rights: the holder(s) of the Series A Preferred Stock have the rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of voting plus (b) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights. Mr. Zimbler, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Description of Securities—Series A Preferred Stock”).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Change in Control

Effective July 15, 2022, Parcae Capital Corp., a company controlled by our former Chief Exeuctive Officer, Frank Magliochetti, sold its 66.67 shares of Series A Preferred Stock, having super voting two times the total number of shares outstanding at the time of any election or vote by the shareholders back to our company for the payment of $125,000. Mr. Magliochetti also resigned from the Board of Directors of the Company. Subsequently, on July 15, 2022, we issued 66.67 shares of Series A Preferred Stock, having super voting two times the total number of shares outstanding at the time of any election or vote by the shareholders to Eocine Management Advisors, Inc., a company controlled by our President and a Director, James W. Zimbler.

below

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Acquisitions

Pharmazu Corp. In February 2022, pursuant to a Reorganization and Stock Purchase Agreement, we acquired all of the outstanding capital stock of Pharmazu, Inc. As a shareholder of Pharmazu, our Vice President and a Director, James Zimbler received 450,000 shares of our Series C Preferred Stock.

Regen Biowellness. In August 2022, pursuant to an Asset Purchase Agreement, we acquired all of the assets and assumed certain liabilities of Regen Biowellness, Inc. As a shareholder of Regen Biowellness, James Morrison, our Chief Executive Officer, and Emerging Capital Advisors, Inc., a company controlled by our Vice President and a Director, James Zimbler, received a total of 1,500,000 shares of our Series C Preferred Stock, respectively.

Evolutionary Biologics. In August 2022, we entered into a Stock Purchase Agreement, pursuant to which we are to acquire all of the outstanding capital stock of Evolutionary Biologics, Inc. Upon closing of this transaction, as a shareholder of Evolutionary Biologics, James Morrison, our Chief Executive Officer, and Emerging Capital Advisors, Inc., a company controlled by our Vice President and a Director, James Zimbler, are to receive a total of 750,000 shares of our Series C Preferred Stock, respectively.

Control of Canngistics, Inc.

In connection with our acquisition of the assets and certain current liabilities of Regen Biowellness, Inc., we acquired control of Cannagistics, Inc. (CNGT), a publicly-traded company, through ownership of Series F Preferred Stock of CNGT. (See “Business” and “Information Concerning Cannagistics, Inc.”).

Employment Agreements

James Zimbler. In February 2022, we entered into an employment agreement with our current Chief Executive Officer, James Zimbler. The agreement has a term of three years and shall automatically renew for additional one-year periods, unless terminated by our company or Mr. Zimbler. Mr. Zimbler is to be paid a monthly salary of $2,500, until such time as he begins working full time for us, at which time his monthly salary will increase ot $5,000.

Dr. John Cappello. In August 2021, we entered into an employment agreement with our former President, Dr. John Cappello, who passed away in February 2022. As a signing bonus, Dr. Cappello was issued 900,000 shares of our Series C Preferred Stock. (See Description of Securities—Series C Preferred Stock”). Until his death, Dr. Cappello was paid a monthly salary of $10,000, a 2.5% commission on all sales of our products developed prior to or during the term of the agreement and a 1.25% commission on such sales in perpetuity thereafter.

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Frank Magliochetti. In August 2021, we entered into an employment agreement with our former Chief Executive Officer, Frank Magliochetti. Mr. Magliochetti resigned as an officer and director of our company in July 2022. As a signing bonus, Mr. Magliochetti was issued 900,000 shares of our Series C Preferred Stock. (See Description of Securities—Series C Preferred Stock”). Until his resignation, Mr. Magliochetti was paid a monthly salary of $10,000. Additionally, Mr. Magliochetti was to have been paid a 10% commission on all sales of our products that are in excess of our then-current levels.

Director Agreements

In August 2021, we entered into a director agreement with one of our directors, Corain McGinn. Under this agreement, as amended, we pay Mr. McGinn $4,000 per month for his services as a director of our company. In June 2022, we issued 5,000,000 shares of our common stock to Mr. McGinn as further consideration for his serving as a director of our company. In addition, we have agreed to indemnify Mr. McGinn against expenses and damages in connection with claims against him relating to his service to our company to the fullest extent permitted by our Articles of Incorporation and Bylaws (as such documents may be amended from time to time), Wyoming Law and other applicable law (including, but not limited to, reasonable attorneys’ and paralegals’ fees through any and all negotiations, and trial and appellate levels), except for any loss or liability incurred in connection with the fraud, willful and wanton misconduct or gross negligence of Mr. McGinn.

In February 2022, we entered into a director agreement with one of our directors, Marvin Segel. Under this agreement, as amended, in June 2022, we issued 10,000,000 shares of our common stock to Mr. Segel as consideration for his serving as a director of our company. In addition, we have agreed to indemnify Mr. Segel against expenses and damages in connection with claims against him relating to his service to our company to the fullest extent permitted by our Articles of Incorporation and Bylaws (as such documents may be amended from time to time), Wyoming Law and other applicable law (including, but not limited to, reasonable attorneys’ and paralegals’ fees through any and all negotiations, and trial and appellate levels), except for any loss or liability incurred in connection with the fraud, willful and wanton misconduct or gross negligence of Mr. Segel.

Consulting Agreements

Cimarron Capital, Inc. In August 2021, we entered into a consulting agreement with Cimarron Capital, Inc. The term of the agreement is three years and shall automatically renew for an additional one-year period, unless terminated by either our company or Cimarron Capital. In consideration of Cimarron Capital’s providing strategic and business development ideas, we issued 300,000 shares of our Series C Preferred Stock to Cimarron Capital as a signing bonus, which shares were valued at $300, in the aggregate. In addition, we are obligated to pay Cimarron Capital a monthly fee of $5,000.

Leonard Tucker, LLC. In August 2021, we entered into a consulting agreement with Leonard Tucker, LLC. The term of the agreement is three years and shall automatically renew for an additional one-year period, unless terminated by either our company or Leonard Tucker, LLC. In consideration of Leonard Tucker, LLC’s providing strategic and business development ideas, we issued 900,000 shares of our Series C Preferred Stock to Leonard Tucker, LLC as a signing bonus, which shares were valued at $900, in the aggregate. In addition, we are obligated to pay Leonard Tucker, LLC $10,000 per month commencing upon our receipt of a minimum of $250,000 in net proceeds from Original Issue Discount Promissory Notes, increasing to $15,000 per month upon our obtaining $1,000,000 in net proceeds from this offering. Additionally, in the event Leonard Tucker, LLC generates business for our company, then, on any sales resulting therefrom, Leonard Tucker, LLC shall be entitled to commissions equal to 10% of the net proceeds received by us therefrom.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this PQA2 will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this PQA2. This PQA2, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this PQA2 regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

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Emergent Health Corporation

Consolidated Balance Sheets

as of,

	June 30, 2022	September 30, 2022
ASSETS
Current assets:
Cash and cash equivalents	$193,601	$57,118
Advances on acquisitions	71,990	455,452
Investment in subsidiary	—	1,500
Total current assets	265,591	514,070

Noncurrent assets:
Intangible asset, net	116,065	111,065
Equipment	—	50,000
Security deposit	1,500	1,500
Total noncurrent assets	117,565	162,565

TOTAL ASSETS	$383,156	$676,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$27,252	$124,023
Note payable to related party	—	250,000
Notes payable, net of discount	562,258	443,258
Total liabilities	589,510	817,281

Stockholders’ equity:
Series A Preferred Stock, 100 shares authorized, 100 shares issued and outstanding, par value $.001	—	—
Series B Convertible Preferred Stock, 25,000,000 shares authorized, 25,000,000 and 23,500,000 shares issued and outstanding, respectively, par value $.001	25,000	23,500
Series C Preferred Stock, 15,000,000 shares authorized, 3,000,000 and 5,600,000 issued and outstanding, respectively, par value $.001	3,000	5,600
Common stock, 7,500,000,000 shares authorized, 91,851,111 and 190,851,111 shares issued and outstanding, respectively, par value $.001	91,851	190,851
Additional paid-in capital	1,366,324	1,868,957
Noncontrolling interest in consolidated subsidiaries	87,592	88,237
Accumulated deficit	(1,780,121)	(2,317,791)
Total stockholders’ equity	(206,354)	(140,646)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$383,156	$676,635

See accompanying accountant’s compilation report. The accompanying notes are an integral part of these consolidated financial statements.

Emergent Health Corporation

Consolidated Statements of Operations

	3 Months Ended September 30, 2022	9 Months Ended September 30, 2022
Sales	$185,471	$201,210
Cost of sales	73,347	142,965
Gross profit	112,124	58,245

Operating expenses:
Sales commissions	68,624	71,884
Salaries	40,267	66,367
Research and development	7,986	8,586
Fulfillment	25,524	33,743
Office supplies	454	1,451
Professional and legal fees	9,111	155,135
Consulting fees	382,922	636,051
Credit card fees and bank service charges	1,797	5,631
Occupancy	4,579	6,079
Marketing	61,000	81,645
Website	10,283	11,625
Amortization	5,000	15,000
Other selling, general and administrative expenses	34,141	88,905
Total operating expenses	651,689	1,182,103

Loss from operations	(539,565)	(1,123,858)

Other Income (Expense)
Interest income	1,250	3,750
Total Other Income (Expense)	1,250	3,750

Loss before income taxes	(538,315)	(1,120,108)
Provision for income taxes	—	—
Net loss	(538,315)	(1,120,108)
Net loss attributable to noncontrolling interest	645	1,390
Net loss attributable to Emergent Health Corporation	$(537,670)	$(1,118,718)

Net loss per common share:
Basic	$—	$—
Diluted	$—	$—

Weighted average number of common shares outstanding:
Basic	190,851,111	190,851,111
Diluted	221,851,211	221,851,211

See accompanying accountant’s compilation report. The accompanying notes are an integral part of these consolidated financial statements.

Emergent Health Corporation

Consolidated Statements of Changes in Stockholders' Equity

	Series A Preferred Stock, $.001 Par Value		Series B Convertible Preferred Stock, $.001 Par Value		Series C Preferred Stock, $.001 Par Value		Common Stock, $.001 Par Value		Additional Paid-in Capital	Noncontrolling interest	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance, December 31, 2021	100	$—	25,000,000	$25,000	—	$—	58,101,111	$58,101	$1,072,424	$86,847	$(1,199,073)	$43,299

Net loss attributable to noncontrolling
interest	—	—	—	—	—	—	—	—	—	1,390	—	1,390

Shares Issued during period	—	$—	—	$—	6,500,000	$6,500	132,750,000	$132,750	$1,046,533	—	$—	1,185,783

Shares Redeemed during period			(1,500,000)	$(1,500)	(900,000)	$(900)			$(250,000)			(252,400)

Net loss attributable to Emergent Health
Corporation	—	—	—	—	—	—	—	—	—	—	(1,118,718)	(1,118,718)

Balance, September 30, 2022	100	$—	23,500,000	$23,500	5,600,000	$5,600	190,851,111	$190,851	$1,868,957	$88,237	$(2,317,791)	$(140,646)

See accompanying accountant’s compilation report. The accompanying notes are an integral part of these consolidated financial statements.

Emergent Health Corporation

Consolidated Statements of Cash Flows

	3 Months Ended September 30, 2022	9 Months Ended September 30, 2022
Cash flows from operating activities:
Net loss	$(537,670)	$(1,118,718)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	5,000	15,000
Change in investment in subsidiary	(1,500)	(1,500)
Change in equipment	(50,000)	(50,000)
Change in advances on acquisitions	(383,462)	(455,452)
Change in inventories	—	69,618
Change in intangible asset	5,000	(26,065)
Change in accounts payable	96,771	119,151
Net cash used in operating activities	(865,861)	(1,447,966)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	215,000	455,000
Payments on long-term debt	(84,000)	(124,405)
Proceeds from issuance of common stock	598,378	934,446
Net cash provided by financing activities	729,378	1,265,041

Net increase in cash and cash equivalents	(136,483)	(182,925)
Cash and cash equivalents, beginning of period	193,601	240,043
Cash and cash equivalents, end of period	$57,118	$57,118

See accompanying accountant’s compilation report. The accompanying notes are an integral part of these consolidated financial statements.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 1. Organization

Emergent Health Corporation (the “Company”) was incorporated in Nevada on April 27, 2006 and was reincorporated in Wyoming on March 31, 2018. The Company manufactures and sells vitamin products to retail customers across the United States of America.

The Company has four subsidiaries, Emergent Medical Foods, Inc. (“EMF”), Emergent OTC Products, Inc. (“EOTC”), PharmaZu, Inc. (“PharmaZu”), and Evolutionary Biologics, Inc. (“Biologics”). EMF is a Wyoming corporation incorporated on April 4, 2019. EMF was formed for the purpose of marketing a medical food for cancer and debilitated patients through medical personnel. EMF was funded with $90,000 (900,000 preferred shares) from private investors for $0.10 per share and issued 30 million $.0010 common shares to the Company for payment of EMF expenses, including providing future research and development and patented products to be made on behalf of EMF. Both classes are equal as to voting rights but the preferred shares have certain liquidation preference. PharmaZu is a Delaware corporation and was funded with 500,000 shares of Series C Convertible Non-Voting Preferred stock and up to an additional 1,600,000 shares of preferred stock subject to certain terms and conditions. Biologics is a Delaware corporation and it was funded with 1,500,000 Series C Preferred Shares which can be converted to Common Stock effective January 1, 2024.

On August 2, 2019, EMF transferred $20,000 of $.0010 common shares to form EOTC. EOTC is a Wyoming corporation incorporated on August 1, 2019. EOTC was formed for the purpose of marketing a retail version of the Company’s products. EOTC is wholly owned by EMF.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform, in all material respects, to accounting principles generally accepted in the United States of America (“GAAP”). The following summarizes the more significant of these policies and practices.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, EMF, EOTC, PharmaZu, and Biologics. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for the portion of a subsidiary that is not owned as noncontrolling interests. Noncontrolling interests in a subsidiary are reported in the consolidated financial statements at the fair value of the net assets acquired by the Company at the date of acquisition, depending on the nature of the acquisition, plus the cumulative allocation of net income (loss) from that date forward to the noncontrolling interests based on its ownership percentage.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10-50, Consolidations, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

statements in accordance with ASC Section 810-10-50. As of September 30, 2022 and December 31, 2021, the Company did not have any variable interest entities of which it was the primary beneficiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires that management use certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from the estimates.

Cash

The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, such cash may be in excess of the Federal Depository Insurance Corporation (“FDIC”) insured limits. As of September 30, 2022 and June 30, 2022, the Company did not have any deposits in excess of FDIC insured limits.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

Intangible Assets

The Company capitalized website services as an intangible asset based on the nature of the services (application development stage). See Note 5 for further details.

Income Taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding. Diluted net income (loss) per common share is calculated upon the weighted average number of common shares outstanding and dilutive convertible preferred shares outstanding.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Marketing Expense

The Company expenses the cost of advertising and marketing as incurred. Marketing and advertising costs for the three months and nine months ended September 30, 2022, totaled $61,000 and $81,645, respectively.

Research and Development

Research and development costs are recognized as an expense when incurred. Research and development costs for the three months and nine months ended June 30, 2022, totaled $7,986 and $8,586, respectively.

Revenue Recognition

Sales - The Company sells vitamin products to retail customers across the United States of America. The Company’s standard delivery method is “free on board” shipping point. Consequently, the Company considers control of products to transfer at a single point in time when control is transferred to the customer, which is generally when products are shipped in accordance with an agreement or purchase order. Control is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of the product. The Company considers the customer’s purchase order, and the Company’s corresponding sales order acknowledgement as the contract with the customer. For each contract, the Company considers the promise to transfer products to be the identified performance obligations. The Company satisfies its performance obligations under a contract with a customer by transferring goods and services in exchange for monetary consideration from the customer. Sales taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

Deferred revenue – Revenue is deferred when the Company receives payment under a contract with a customer prior to satisfying its performance obligation. As the majority of orders are processed and shipped immediately upon receipt of payment, it is rare that revenue is deferred. There was no deferred revenue as of September 30, 2022 or June 30, 2022.

Accounts receivable – The majority of products are paid for in full prior to delivery, which occurs immediately after payment. Therefore, the Company does not have any accounts receivable as of September 30, 2022 or June 30, 2022.

Significant payment terms – The Company’s contracts with its customers state the final terms of the sale, including the description, quantity, and price of each product purchased. Payments are typically due prior to delivery. Since the customer agrees to a stated rate and price in the contract that do not vary over the contract, the Company’s contracts do not contain variable consideration.

Economic factors - The Company’s revenues and accounts receivable are derived primarily from the United States with no particular concentration in any industry. Sales revenue is impacted by overall economic conditions, as there are fewer sales when the Company’s customers are impacted by negative economic conditions.

Emergent Health Corporation
Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Returns, refunds, and warranties – The Company has a 30-day return policy on all products. As the amount of returned product is minimal, management believes that returns on any goods sold subsequent to September 30, 2022 or June 30, 2022, were not material.

Recently Implemented Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is required to be implemented for fiscal periods beginning after December 15, 2021. The provisions of the ASU seek to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. ASU 2016-02 requires that a lessee recognize assets and liabilities for all leases with lease terms of more than 12 months. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. Lessor accounting will remain largely unchanged except for changes to align lessor accounting with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Company implemented this standard for the period ended March 31, 2022 and there was no impact on its consolidated financial statements.

Note 3. Revenue from Contracts with Customers

The Company had revenue from contracts with customers in the amount of $227,026 and $242,765 for the three months and nine months ended September 30, 2022, respectively. All the revenue was recognized at a point in time at the time of transfer of goods or services. As the Company had no accounts receivable or deferred revenue as of September 30, 2022 or June 30, 2022, there were no contract assets or liabilities arising from contracts with customers.

Note 4. Inventories

The Company had no inventory as of September 30, 2022 and June 30, 2022.

Note 5. Intangible Assets

In July of 2019, the Company issued common shares in exchange for website services performed at the application development stage. The resulting estimated fair value of the expense of $100,000 was capitalized. The Company paid an additional $76,065 for website development that is not subject to amortization. The unamortized balance of the application development stage asset was $35,000 and $40,000 at September 30, 2022 and June 30, 2022, respectively. This remaining asset will be amortized as follows:

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 5. Intangible Assets (continued)

2022	$5,000
2023	20,000
2024	10,000
$35,000

Note 6. Related Party Transactions

On August 26, 2021, the Company entered into two notes payable with two Series B Convertible Preferred Stock shareholders. See Note 8 regarding information on these notes payable.

Note 7. Notes and Loans Payable

Notes payable in the amount of $906,000 consists of the following three notes as of September 30, 2022.

The Company entered into a note payable to a Series B Convertible Preferred Stock shareholder on August 26, 2021 in the amount of $200,000 due August 26, 2022. The note payable was issued at a discount of face value in the amount of $100,000. The note payable is unsecured, but shall become immediately due and payable in the event of default. The current balance of this note is $140,000 at September 30, 2022.

The Company entered into a second note payable to Cimarron Capital, Inc. on August 26, 2021 in the amount of $300,000 due August 26, 2022. The note payable was issued at a discount of face value in the amount of $150,000. The note payable is unsecured, but shall become immediately due and payable in the event of default. The current balance of this note is $276,000 at September 30, 2022.

The Company entered into a promissory note on June 9, 2022 in the principal amount of $264,000. The note bears interest at 10% and the Company received $240,000 on the original issue date which will be due June 9, 2023. Upon repayment on the original amount, the Company will receive the remaining $24,000. The balance of the note at September 30, 2022 was $240,000.

Related Party

The Company entered into a promissory note on August 17, 2022 in the principal amount of $250,000 with an executive officer. The note bears interest at 5% with no due date. The balance of this note at September 30, 2022 was $250,000.

As two notes payable are noninterest bearing and issued at a discount, imputed interest was recorded using an effective rate of 50%, the amount of the issued discount. The balance of the discount on notes payable at September 30, 2022 was $212,742.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 8. Stockholders’ Equity

Series A Preferred Stock

Effective June 12, 2018, the Company issued a total of 100 shares of Class A Preferred Stock to the Chief Executive Officer of the Company (at the time, John V. Cappello).

On August 26, 2021, Mr. Cappello assigned 66.67 of his 100 shares of Series A to Frank Magliochetti, who was then President/Chief Executive Officer of the Company.

On July 15, 2022, Parcae Capital Corp. sold 66.67 shares of Series A Preferred Stock to the Company. The Company then issued 66.67 shares of Series A Preferred Stock to Eocine Management Advisors, Inc., controlled by James W. Zimbler, President/Chief Executive Officer of the Company.

The Class A Preferred Shares have no dividend or conversion rights. The holder(s) of the Series A shares shall as a class have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (i) the total number of shares of common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (ii) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights may, if required, extend to a number of votes in excess of the total number of shares authorized.

In the event of liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holder(s) of the Series A shares will be entitled to receive out of the assets of the Company, prior and in preference to any distribution of the assets or surplus funds of the Company to the holders of any other class of preferred stock or the Common Stock, the amount of $100.00 per share, and will not be entitled to receive any portion of the remaining assets of the Company except by reason of ownership of shares of any other class of the Company’s stock.

Series B Convertible Preferred Stock

On July 19, 2018, the Company closed on the sale of 20,000,000 shares of Series B Convertible Preferred Stock to an investor at a price of $0.00225 per share for proceeds of $45,000.

On July 25, 2018, the Company closed on the sale of 5,000,000 shares of Series B Convertible Preferred Stock to the same investor discussed in the preceding paragraph at a price of $0.011 per share for proceeds of $55,000.

The holders of Series B Convertible Preferred Stock have no voting rights prior to conversion and are not entitled to any manner of liquidation preference payment. Each share of Series B Convertible Preferred Stock is convertible into twenty (20) shares of the Company’s common stock at any time after the first anniversary of issuance.

On November 17, 2021, the Board of Directors voted to restate the terms of conversion of the Company’s Series B Convertible Preferred Stock to a conversion rate of twenty (20) shares of common stock for every one (1) share of Series B Convertible Stock converted. The original terms included a conversion rate of one (1) share of common stock for every one (1) share of Series B Convertible Stock converted.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 8. Stockholders’ Equity (continued)

During the quarter ended September 30, 2022, 1,500,000 share of Series B Convertible Preferred Stock were redeemed for 30,000,000 shares of the Company’s Common Stock

Series C Convertible Preferred Stock

As of September 30, 2022, the Company had issued 5,600,000 shares of Series C Convertible Preferred Stock.

The holders of Series C Convertible Preferred Stock have no voting rights prior to conversion and are entitled to dividends and liquidation payments pari passu with Common Stock except that the dividend or liquidation payment on each share of Series C Convertible Preferred Stock shall be equal to the amount of the dividend declared and paid or liquidation payment on each share of Common Stock multiplied by the Conversion Rate.

No share of Series C Convertible Preferred Stock shall be converted into shares of Common Stock prior to January 1, 2024. Effective January 1, 2024, all issued and outstanding shares of Series C Convertible Preferred Stock shall be converted into shares of Common Stock at the Conversion Rate of one hundred (100) shares for every one (1) share of Series C Convertible Preferred Stock.

Common Stock

In January of 2022, the Company increased the authorized shares of common stock to 7,500,000,000. At September 30, 2022 and June 30, 2022, the Company had issued a total of 190,851,111 and 91,851,111, respectively, shares of common stock with a par value of $.001.

Note 9. Income Taxes

For the nine months and three months ended September 30, 2022, the Company’s effective tax rate differed from the United States Federal income tax rate for the following reasons:

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Expected Federal income tax benefit at 21%	$112,911	$234,931
Increase in valuation allowance	(112,911)	(234,931)
Provision for income taxes	$—	$—

Based on management’s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of up to approximately $224,000 attributable to the future utilization of the approximately $1,066,000 combined current and prior net operating loss carryforwards will be realized. Accordingly, the Company has maintained a 100% allowance against the deferred tax asset in the consolidated financial statements at September 30, 2022 and June 30, 2022. The Company will continue to review this valuation allowance and make adjustments as appropriate. The net operating loss carryforwards expire in varying amounts from 2026 to 2041.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 9. Income Taxes (continued)

At September 30, 2022, deferred tax assets consisted of:

Net operating loss carryforwards	$177,138
Valuation allowance	(177,138)
Deferred tax assets – net	$—

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

Tax years ending December 31, 2019, 2020, and 2021 are open and subject to examination by the Internal Revenue Service. Management has evaluated tax positions taken and determined that there are no uncertain positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Note 10. Business Acquisition

On August 1, 2022 the Company acquired assets consisting of, but not limited to Corporate Name, Stock Holdings, Branding, Trademarks, Patents, IP, Formulations, Branding, and certain liabilities of Regen Biowellness, Inc., f/k/a Availa Bio, Inc. (“Regen”), a distributor of various products in the plant-based and regenerative medical fields. The acquisition was funded with 1,500,000 Series C Preferred Shares of Emergent. Effective January 1, 2024, Series C Preferred Shares can be converted into shares of Common Stock.

On August 8, 2022, the Company acquired Evolutionary Biologics, Inc., a new kind of biologics company founded for a clear purpose: bring cutting edge regenerative products to the medical community. The purchase price included equity in Emergent and a capital investment into Evolutionary Biologics for sales, scaling of the company operations and promotions. Evolutionary Biologics flagship products include Evo Hybrid™ which helps jumpstart your body’s own natural healing power to help bring your skin back to youthful suppleness and HydrEyes™ which helps reduce redness to help reveal your eyes’ natural radiance. The acquisition was made for 1,500,000 Series C Preferred Shares of Emergent. Effective January 1, 2024, Series C Preferred Shares can be converted into shares of Common Stock.

Note 11. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of September 30, 2022, for items that should potentially be recognized or disclosed in these consolidated financial statements. The evaluation was conducted through November 18, 2022, the date these consolidated financial statements were available to be issued, and except as noted below, no other items of significance were noted.

On November 10th, 2022, the Company issued 10,000,000 shares of Common Stock to Marvin Segel pursuant to an agreement to serve as Director of the Corporation.

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$257,762	$169,390
Inventories	69,618	80,586
Total current assets	327,380	249,976

Noncurrent assets:
Intangible asset, net	50,000	70,000
Security deposit	1,500	1,500
Total noncurrent assets	51,500	71,500

TOTAL ASSETS	$378,880	$321,476

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$9,580	$—
Notes payable, net of discount of $162,329	337,671	—
Total liabilities	347,251	—

Stockholders’ equity:
Series A Preferred Stock, par value $.001, 100 shares authorized, 100 shares issued and outstanding as of December 31, 2021 and 2020, respectively	—	—
Series B Convertible Preferred Stock, par value $.001, 25,000,000 shares authorized, 25,000,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	25,000	25,000
Common stock, 200,000,000 shares authorized, par value $.001 58,101,111 shares issued and outstanding as of December 31, 2021 and 2020, respectively	58,101	58,101
Additional paid-in capital	1,072,424	1,072,424
Noncontrolling interest in consolidated subsidiaries	87,231	88,314
Accumulated deficit	(1,211,127)	(922,363)
Total stockholders’ equity	31,629	321,476

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$378,880	$321,476

The accompanying notes are an integral part of these consolidated financial statements.

	December 31, 2021	December 31, 2020
Sales	$119,567	$167,191
Cost of sales	40,090	45,770
Gross profit	79,477	121,421

Operating expenses:
Sales commissions	29,507	40,487
Research and development	2,086	1,603
Fulfillment	18,133	28,982
Office supplies	11,270	22,751
Professional fees	143,841	3,052
Credit card fees and bank service charges	2,605	3,757
Occupancy	8,250	9,130
Marketing	24,258	23,448
Website	—	20,752
Amortization	20,000	20,000
Other selling, general and administrative expenses	21,703	27,199
Total operating expenses	281,653	201,161

Loss from operations	(202,176)	(79,740)

Other (Income) Expense
Amortization of debt discount	87,671	—
Total Other (Income) Expense	87,671	—

Loss before income taxes	(289,847)	(79,740)
Provision for income taxes	—	—
Net loss	(289,847)	(79,740)
Net loss attributable to noncontrolling interest	1,083	615
Net loss attributable to Emergent Health Corporation	$(288,764)	$(79,125)

Net loss per common share:
Basic	$—	$—
Diluted	$—	$—

Weighted average number of common shares outstanding:
Basic	58,101,111	58,040,500
Diluted	83,101,211	79,930,000

 The accompanying notes are an integral part of these consolidated financial statements.

	Series A Preferred Stock, $.001 Par Value		Series B Convertible Preferred Stock, $.001 Par Value		Common Stock, $.001 Par Value		Additional Paid-in	Noncontrolling	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	interest	Deficit	Equity

Balance, December 31, 2020	100	$—	25,000,000	$25,000	58,101,111	$58,101	$1,072,424	$88,314	$(922,363)	$321,476

Net loss attributable to noncontrolling interest	—	—	—	—	—	—	—	(1,083)	—	(1,083)

Net loss attributable to Emergent Health Corporation	—	—	—	—	—	—	—	—	(288,764)	(288,764)

Balance, December 31, 2021	100	$—	25,000,000	$25,000	58,101,111	$58,101	$1,072,424	$87,231	$(1,211,127)	$31,629

 The accompanying notes are an integral part of these consolidated financial statements.

	December 31, 2021	December 31, 2020
Cash flows from operating activities:
Net loss	$(289,847)	$(79,740)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	20,000	20,000
Amortization of debt discount	87,671	—
Noncash website expense	—	1,000
Change in inventories	10,968	5,215
Change in accounts payable and accrued expenses	9,580	(3,726)
Net cash used in operating activities	(161,628)	(57,251)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	250,000	—
Net cash provided by financing activities	250,000	—

Net increase in cash and cash equivalents	88,372	(57,251)
Cash and cash equivalents, beginning of period	169,390	226,641
Cash and cash equivalents, end of period	$257,762	$169,390

 The accompanying notes are an integral part of these consolidated financial statements

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 1. Organization

Emergent Health Corporation (the “Company”) was incorporated in Nevada on April 27, 2006 and was reincorporated in Wyoming on March 31, 2018. The Company manufactures and sells vitamin products to retail customers across the United States of America.

The Company has two subsidiaries, Emergent Medical Foods, Inc. (“EMF”) and Emergent OTC Products, Inc. (“EOTC”). EMF is a Wyoming corporation incorporated on April 4, 2019. EMF was formed for the purpose of marketing a medical food for cancer and debilitated patients through medical personnel. EMF was funded with $90,000 (900,000 preferred shares) from private investors for $0.01 per share and issued 30 million $.0010 common shares to the Company for payment of EMF expenses, including providing future research and development and patented products to be made on behalf of EMF. Both classes are equal as to voting rights but the preferred shares have certain liquidation preference.

On August 2, 2019, EMF transferred $20,000 of $.0010 common shares to form EOTC. EOTC is a Wyoming corporation incorporated on August 1, 2019. EOTC was formed for the purpose of marketing a retail version of the Company’s products. EOTC is wholly owned by EMF.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform, in all material respects, to accounting principles generally accepted in the United States of America (“GAAP”). The following summarizes the more significant of these policies and practices.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, EMF and EOTC. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for the portion of a subsidiary that is not owned as noncontrolling interests. Noncontrolling interests in a subsidiary are reported in the consolidated financial statements at the fair value of the net assets acquired by the Company at the date of acquisition, depending on the nature of the acquisition, plus the cumulative allocation of net income (loss) from that date forward to the noncontrolling interests based on its ownership percentage.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10-50, Consolidations, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with ASC Section 810-10-50. As of December 31, 2021 and 2020, respectively, the Company did not have any variable interest entities of which it was the primary beneficiary.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires that management use certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ significantly from the estimates.

Cash

The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. At times, such cash may be in excess of the Federal Depository Insurance Corporation (“FDIC”) insured limits. As of December 31, 2021 and 2020, respectively, the Company did not have any deposits in excess of FDIC insured limits.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

Intangible Assets

The Company capitalized website services as an intangible asset based on the nature of the services (application development stage). See Note 5 for further details.

Income Taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated based upon the weighted average number of common shares outstanding. Diluted net income (loss) per common share is calculated upon the weighted average number of common shares outstanding and dilutive convertible preferred shares outstanding.

Marketing Expense

The Company expenses the cost of advertising and marketing as incurred. Marketing and advertising costs for the years ended December 31, 2021 and 2020, totaled $24,258 and $23,448, respectively.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are recognized as an expense when incurred. Research and development costs for the years ended December 31, 2021 and 2020, totaled $2,086 and $1,603, respectively.

Revenue Recognition

Sales - The Company sells vitamin products to retail customers across the United States of America. The Company’s standard delivery method is “free on board” shipping point. Consequently, the Company considers control of products to transfer at a single point in time when control is transferred to the customer, which is generally when products are shipped in accordance with an agreement or purchase order. Control is defined as the ability to direct the use of and obtain substantially all of the remaining benefits of the product. The Company considers the customer’s purchase order, and the Company’s corresponding sales order acknowledgement as the contract with the customer. For each contract, the Company considers the promise to transfer products to be the identified performance obligations. The Company satisfies its performance obligations under a contract with a customer by transferring goods and services in exchange for monetary consideration from the customer. Sales taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

Deferred revenue – Revenue is deferred when the Company receives payment under a contract with a customer prior to satisfying its performance obligation. As the majority of orders are processed and shipped immediately upon receipt of payment, it is rare that revenue is deferred. There was no deferred revenue as of December 31, 2021 and 2020, respectively.

Accounts receivable – The majority of products are paid for in full prior to delivery, which occurs immediately after payment. Therefore, the Company does not have any accounts receivable as of December 31, 2021 and 2020, respectively.

Significant payment terms – The Company’s contracts with its customers state the final terms of the sale, including the description, quantity, and price of each product purchased. Payments are typically due prior to delivery. Since the customer agrees to a stated rate and price in the contract that do not vary over the contract, the Company’s contracts do not contain variable consideration.

Economic factors - The Company’s revenues and accounts receivable are derived primarily from the United States with no particular concentration in any industry. Sales revenue is impacted by overall economic conditions, as there are fewer sales when the Company’s customers are impacted by negative economic conditions.

Returns, refunds, and warranties – The Company has a 30-day return policy on all products. As the amount of returned product is minimal, management believes that returns on any goods sold subsequent to December 31, 2021, were not material.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncement Not Yet Implemented

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which is required to be implemented for fiscal periods beginning after December 15, 2021. The provisions of the ASU seek to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and by disclosing key information about leasing arrangements. ASU 2016-02 requires that a lessee recognize assets and liabilities for all leases with lease terms of more than 12 months. Additionally, the ASU will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases, including qualitative and quantitative requirements. Lessor accounting will remain largely unchanged except for changes to align lessor accounting with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The Company is currently evaluating the effect of this ASU on its consolidated financial statements.

Note 3. Revenue from Contracts with Customers

The Company had revenue from contracts with customers in the amount of $119,567 and $167,191 for the years ended December 31, 2021 and 2020, respectively. All the revenue was recognized at a point in time at the time of transfer of goods or services. As the Company had no accounts receivable or deferred revenue as of December 31, 2021 and 2020, respectively, there were no contract assets or liabilities arising from contracts with customers.

Note 4. Inventories

Inventories consisted of the following at:

	December 31, 2021	December 31, 2020
Finished goods	$55,688	$74,598
Total inventory	$55,688	$74,598

Note 5. Intangible Assets

In July of 2019, the Company issued common shares in exchange for website services performed at the application development stage. The resulting estimated fair value of the expense of $100,000 was capitalized and $20,000 of amortization was recorded for the year ended December 31, 2021. The unamortized balance of intangible assets was $50,000 and $70,000 December 31, 2021 and 2020, respectively. The remaining asset will be amortized as follows:

2022	$20,000
2023	20,000
2024	10,000
$50,000

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 6. Related Party Transactions

On August 26, 2021, the Company entered into two notes payable with two Series B Convertible Preferred Stock shareholders. See note 8 regarding information on these notes payable.

Note 7. Commitments and Contingencies

On September 26, 2019, the Company executed a lease agreement for the use of office space in King of Prussia, Pennsylvania for a three year period from November 1, 2019 to October 31, 2022, with the option to terminate the lease on or after October 31, 2020, at a monthly rate of $750. At execution, the Company paid a $1,500 security deposit and pre-paid the first month’s rent of $750. Future minimum lease payments subsequent to December 31, 2021 are as follows:

2022	$7,500
$7,500

In the ordinary course of business, the Company may, from time to time, become a party to legal claims and disputes. The Company was not aware of any pending or threatened litigation against the Company as of the years ended December, 2021and 2020, respectively.

Note 8. Notes and Loans Payable

Notes payable in the amount of $500,000 consists of the following two notes as of December 31, 2021.

The Company entered into a note payable to a Series B Convertible Preferred Stock shareholder on August 26, 2021 in the amount of $200,000 due August 26, 2022. The note payable was issued at a discount of face value in the amount of $100,000. The note payable is unsecured, but shall become immediately due and payable in the event of default. The current balance of this note is $200,000 at December 31, 2021.

The Company entered into a second note payable to Cimarron Capital, Inc. on August 26, 2021 in the amount of $300,000 due August 26, 2022. The note payable was issued at a discount of face value in the amount of $150,000. The note payable is unsecured, but shall become immediately due and payable in the event of default. The current balance of this note is $300,000 at December 31, 2021.

As the notes payable are noninterest bearing and issued at a discount, imputed interest was recorded using an effective rate of 50%, the amount of the issued discount. The balance of the discount on notes payable at December 31, 2021 was $162,329.

The full note payable balance of $500,000 will be due in 2022.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

Note 9. Stockholders’ Equity

Series A Preferred Stock

Effective June 12, 2018, the Company issued a total of 100 shares of Class A Preferred Stock to the Chief Executive Officer of the Company.

The Class A Preferred Shares have no dividend or conversion rights. The holder(s) of the Series A shares shall as a class have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of: (i) the total number of shares of common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus (ii) the number of votes allocated to shares of Preferred Stock issued and outstanding of any other class that has voting rights. These voting rights may, if required, extend to a number of votes in excess of the total number of shares authorized.

In the event of liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, the holder(s) of the Series A shares will be entitled to receive out of the assets of the Company, prior and in preference to any distribution of the assets or surplus funds of the Company to the holders of any other class of preferred stock or the Common Stock, the amount of $100.00 per share, and will not be entitled to receive any portion of the remaining assets of the Company except by reason of ownership of shares of any other class of the Company’s stock.

Series B Convertible Preferred Stock

On July 19, 2018, the Company closed on the sale of 20,000,000 shares of Series B Convertible Preferred Stock to an investor at a price of $0.00225 per share for proceeds of $45,000.

On July 25, 2018, the Company closed on the sale of 5,000,000 shares of Series B Convertible Preferred Stock to the same investor discussed in the preceding paragraph at a price of $0.011 per share for proceeds of $55,000.

The holders of Series B Convertible Preferred Stock have no voting rights prior to conversion and are not entitled to any manner of liquidation preference payment. Each share of Series B Convertible Preferred Stock is convertible into one (1) share of the Company’s common stock at any time after the first anniversary of issuance.

Note 10. Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet date of December 31, 2021, for items that should potentially be recognized or disclosed in these consolidated financial statements.

Subsequent to December 31, 2021, the Company completed an acquisition of PharmaZu Corp., a pure play, e-commerce products and service provider focused on the pet pharmacy, vet telehealth and pet wellness businesses.

Emergent Health Corporation

Notes to the Consolidated Financial Statements

On Feb. 4, 2022, the Company entered into an employment agreement with James Zimbler to become the Chief Executive Officer. The term of the agreement is for three year with a starting monthly compensation of $2,500. Upon completion of certain events, the monthly compensation can increase to $5,000.

On February 14, 2022, the Company appointed James Zimbler and Marvin Segel as Directors of the Company.

On March 1, 2022, the Company entered into an employment agreement with Marvin Segel to become the Chief Marketing Officer. The term of the agreement is for three year with a starting monthly compensation of $2,500 for the months of March and April, 2022, increasing to $5,000 per month for the months of May and June, 2022, increasing to $7,500 for the months July and August, 2022 and then $10,000 per month for the remainder of the agreement.